

1-A/A

File No. 24-10109


SEC MAIL PROCESSING SECTION
RECEIVED
APR 1 2 2007
WASH, D.C.
161

United States
Securities and Exchange Commission
Washington, DC 20549

POST-QUALIFICATION AMENDMENT
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Loans4Less.com, Inc.
(Exact name of Issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

210 Avenue I, Suites E and F, Redondo Beach, California 90277
310/540-0157
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Steven M. Hershman
210 Avenue I, Suites E and F, Redondo Beach, California 90277
310/540-0157
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6163
(Primary standard Industrial
Classification Code Number)

33-0869883
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

	Residential Address	Business Address
Issuer's Directors:		
Steven M. Hershman	22409 Susana Avenue Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Julia Leah Greenfield	339 San Marino Irvine, California 92614	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Martin W. Genis	1245 Smithwood Drive, #301 Los Angeles, California 90035	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Daniela Haynie	703 Hermosa Avenue Hermosa Beach, Calif. 90254	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Marc C. Phelps	5240 West 124th Place Hawthorne, Calif. 90250	222 N. Sepulveda Blvd. Suite 2000 El Segundo, CA 90245
Justin Jasper	28130 Peacock Ridge Rd.#412 Rancho Palos Verdes, CA 90275	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Issuer's Officers:		
Steven M. Hershman President/Treasurer Chairman of the Board	22409 Susana Avenue Torrance, California 90505	210 Avenue I, Suite E and F Redondo Beach, Calif. 90277
Julia Leah Greenfield Secretary General Counsel	339 Marino Irvine, California 92614	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Martin W. Genis Executive Vice President	1245 Smithwood Drive, #301 Los Angeles, California 90035	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Daniela Haynie Executive Vice President	703 Hermosa Avenue Hermosa Beach, Calif. 90254	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Justin Jasper Executive Vice Presdident	28130 Peacock Ridge Rd.#412 Rancho Palos Verdes, CA 90275	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Promoters of the Issuer:		
Steven M. Hershman	22409 Susana Avenue Torrance, California 90505	210 Avenue I, Suites E and F Redondo Beach, Calif. 90277
Counsel to the Issuer:		
Lee W. Cassidy, Esq.	1506 R Street, NW Washington, DC 20009	1504 R Street, NW Washington, DC 20009

Record owners of 5% or more of any class of the Issuer's equity securities:

	Shares Owned	Percentage of Outstanding Shares Before Offering (1)	Residential Address	Business Address
Hershman Revocable Trust:	25,000,000 Common 21,500,000 Series A 452,000 Series B	94.3%	22409 Susana Ave. Torrance, CA 90505	210 Avenue I Suites E and F Redondo Beach,

(1) Does not include the exercise of the Series A Convertible Preferred stock but includes exercise of all the Series B Convertible Preferred stock owned by the Hershman Trust resulting in an aggregate of 26,999,500 shares outstanding.

The Series A Convertible Preferred stock is subject to a lock-up agreement restricting its conversion until the earlier of (i) two years from the date of first public trading of the Company's securities or (ii) three years from the date of qualification of this Regulation A offering statement.

The Series B Convertible Preferred Stock can be converted into an equal number shares of common stock at any time or times upon the election of the holder of such stock.

Of the 25,000,000 shares of common stock held by the Hershman Trust, 17,500,000 shares are subject to a lock-up agreement with the Company restricting the sale in the public market of these shares on an incremental schedule with 2,500,000 shares locked-up for a period of 12 months after qualification of this offering, 5,000,000 shares locked-up for a period of 18 months after qualification of this offering, 5,000,000 shares locked-up for a period of 24 months after qualification of this offering and 5,000,000 shares locked-up for a period of 36 months after qualification of this offering.

Beneficial owners of 5% or more of any class of the Issuer's equity securities:

Steven M. Hershman (2)	25,000,000 Common 21,500,000 Series A 452,000 Series B	94.3% (3)	22409 Susana Ave. Torrance, CA 90505	210 Avenue I Suites E and F Redondo Beach,

(2) Steven M. Hershman--president, treasurer and Chairman of the Board of the Company--is the beneficial owner of the shares owned by the Steven M. Hershman Revocable Trust dated 6/3/04 (the "Hershman Revocable Trust").

(3) Based on 25,000,000 shares of common stock beneficially owned by Steven M. Hershman. Assumes conversion of the 452,000 Series B preferred stock but not the conversion of the Series A preferred stock resulting in an aggregate of 26,999,500 shares outstanding..

Conversion into shares of common stock of the Series A preferred stock and Series B preferred stock owned by Mr. Hershman would result in a total of 48,499,500 shares of common stock outstanding, of which 46,952,000 (96.8%) would be beneficially owned by Mr. Hershman.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Company, through its wholly owned subsidiary, with which it is consolidated for financial purposes, has had net income from operations of the character in which the Company intends to engage in for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities will be offered in California, New York, Pennsylvania and Delaware. The securities will not be registered in any jurisdiction in which they are offered. The securities will be offered pursuant to the exemptions available in that state or jurisdiction for such sale. If the securities will be offered in any additional states, the Company will notify the Securities and Exchange Commission and will amend this Offering Statement. The securities will be offered by the president of the Company on a private basis to individuals or entities known to him or referred to him and who qualify under the state laws for such offers.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On September 30, 2006, Loans4Less.com, Inc. issued 10,000 shares of its common stock at a value of $0.25 per share to Odeum One LLC for services rendered by it to the Company in 2005. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On September 30, 2006 Loans4Less.com, Inc. issued 690,000 shares of its common stock to certain of its employees as incentive for enhanced performance and as a stock bonus for services rendered to the Company. The Company considered several factors in awarding such stock bonus for each employee including accumulation of work executed, experience and loyalty, position, current and future responsibilities, and term of service. All the employees receiving such stock work or did work in the Company's corporate office and are well informed and aware of the activities and business of the Company and have direct and immediate access to information about the Company, including its financial condition. All of such employees have been in the business world and are knowledgeable and experienced in the workings of the mortgage and real estate industry. The Company has relied on the exemption provided by Rule 505 of Regulation D for these transactions.

Deborah Zito	140,000
Daniela Haynie	140,000
Andrea Dobrick	140,000
Justin Jasper	100,000
Martin Genis	50,000
Hannah Robertson	40,000
Julia Greenfield	30,000
Marc Phelps	30,000

The shares are restricted from free trading.

On January 1, 2006, Loans4Less.com, Inc. issued 7,500 shares of its common stock to a director of the Company, Marc Phelps, for his services as a director of the Company. The Company believes that the shares were issued to an accredited investor with access to information about the Company and its financial condition. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering. The Company valued the shares at $.50 per share.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its president, Steven M. Hershman. Other officers and directors of the Company may refer contacts or potential sales to Mr. Hershman.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

None

PART II

OFFERING CIRCULAR
Model B

Dated: ~~February 28~~April 12, 2007

OFFERING CIRCULAR

(Pursuant to Regulation A of the Securities Act of 1933)

Loans4Less.com, Inc.

210 Avenue I, Suites E and F
Redondo Beach, California 90277
310/540-0157
(Address and telephone number of principal executive offices)

This offering consists of 10,000,000 shares of common stock at $0.25 per share

The Company is offering for sale on a "best efforts, no minimum basis" up to 10,000,000 shares of its common stock at $0.25 per share and is qualifying such shares for sale, pursuant to the exemption from registration provided by Regulation A (the "Shares").

The minimum investment in the offering is 2,000 shares or $500.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate 90 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

^

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	**Underwriting Discounts and Commissions (1)**	**Proceeds to Issuer or Other Persons**
Total Maximum	$ 2,500,000	$ 0	$ 2,500,000 (2)

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) Deferred offering costs of $10,000 including the $5,000 subscription agent fees have been prepaid.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SUMMARY INFORMATION

Loans4Less.com, Inc., with its subsidiary Union Discount Mortgage, Inc., is an on-line mortgage broker which matches individuals seeking mortgage loans with appropriate and available lenders who offer the Company a wholesale lending program. The Company primarily handles first and second residential mortgages and home equity lines of credit to "A" rated potential borrowers. The Company is not a direct mortgage lender but a mortgage broker that seeks to provide the borrower with not only the lowest mortgage loan rate but the loan terms most appropriate for that borrower's situation, whether it be a 30-year fixed, a 5-year adjustable rate mortgage or other. Through its subsidiary, Union Discount Mortgage, the Company has been in operation, primarily in California, since 1993. From the proceeds of this offering, the Company intends to expand its California mortgage operations ^, reduce its current liabilities, expand its operations nationally and internationally and increase its market visibility.

The offering consists of 10,000,000 shares of common stock at $.25 per share.

RISK FACTORS

Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock.

Specific Risks of Investment

The Company has shown a decrease in revenues in 2005 and 2006 and it's operating results have been negatively impacted by fluctuations in interest and mortgage rates and such slowing trends are continuing. The Company has shown a decrease in revenues in 2004, 2005 and 2006 as a result of a decrease in the number of loans closed in those years compared to the number of loans closed in 2003. In 2003, long-term interest rates fell to what was generally acknowledged as the lowest rates in several decades. Such drop in interest rates resulted in the number of residential real estate loans closed to hit historic highs. Generally a drop in interest rates will increase loan volumes (the number of loans originated as measured in principal dollar amount of mortgages provided). As a result of this very low interest rate economic climate in 2003, the Company closed 739 loans. In 2004, the market for financings slowed from the 2003 boom and the Company closed 483 loans; in 2005 the Company closed 304 loans and closed 127 loans in 2006. During 2004, residential property values rose causing the supply of sale listings to diminish. When supply of sale listings diminish, the number of sales diminish and correspondingly loan volume diminishes. This market slowing trend has continued through 2005 and 2006. The Company believes that this slowing trend may continue due to increasing interest rates. The number of loans which the Company will close may diminish. This will result in a decrease in revenues to the Company.

The Company has losses in 2006 and anticipates that those losses may continue. The Company has experienced a net loss of $516,643 for the year ended December 31, 2006. The Company experienced a decrease in loan volume from the year ended December 31, 2006. The decrease in loan volume has resulted in a decrease in the Company's revenues. Such revenue decrease has contributed to the Company's losses. The Company considers it probable that similar losses will recur unless and until the Company can increase its revenues. In addition, the Company believes that the expensing of stock grants issued to the employees as a bonus for services to the Company had a negative impact on the Company's income statement and contributed to the loss experienced by the Company. The Company intends to continue to issue stock grants as a bonus and incentive to certain of its employees and such issuances will reflect on the income/loss statement of the Company as such stock grants are expensed and may result in increasing losses sustained by the Company.

The Company's operating history makes expansion of its business difficult to evaluate. There is no significant historical basis to assess how the Company will respond to competitive, economic or technological challenges on a nationwide basis. Its prior business history has occurred primarily in California. The Company's business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of expansion, particularly companies like it, that operate in new and rapidly developing online market places.

The Company's operations are linked to interest rates and loan volume which are impacted by national events (such as the interest rate determined by the Federal Reserve Board and the economy in general) as well as regional fluctuations. As interest rates increase and supply of housings sales diminish, the Company will face a decrease in loan volumes and a decrease in its revenues. Such a decrease may be offset by the Company's anticipated national market expansion. The Company has ceased doing business in Idaho, New Mexico and Oregon because insufficient sales were generated in those states to justify continuing any expenses therewith. The Company may find it equally as difficult to generate sufficient sales in other states to effect expansion of its business into any such states.

The Company's business is dependent on developing and maintaining available lenders. The Company has developed a group of lenders whose products the Company can offer its potential borrowers. If this group of lenders were to decrease, the Company would have less product and less diverse product to offer potential borrowers and would be less competitive in the online brokerage business. Potential borrowers would seek alternative lending sources offering a wider range of products and the Company would lose customers and revenues.

The Company's success is dependent upon increased acceptance of the Internet by consumers and lenders. Consumer and lender acceptance of the use of online mortgage brokers has increased in the last several years and the market is rapidly developing. The adoption of online lending in general requires the acceptance of a new way of conducting business, reliance on the Internet and the Company to keep financial information confidential and well protected. The Company utilizes a proven third party secure hosting site for its data gathering functions. If consumer confidence were diminished by a breach of similar confidential information by any industry or company utilizing the Internet as its data collecting source, then consumers might tend not to use online mortgage brokers and return to traditional borrowing and lending. The Company is relying on the increase in consumer use of the Internet for mortgage financing and, without such increase, the Company may not be able to reach its anticipated expansion.

Lenders in the Company's network are not precluded from offering retail consumer loan and credit products directly. If a significant number of potential consumers is able to obtain loans from the Company's participating lenders without utilizing the Company's service, the Company's ability to generate revenue may be limited. Because the Company does not have exclusive relationships with its lenders whose loan products it offers, consumers could obtain offers and loans from these lenders without using the Company's services. To date, lenders have determined that the use of mortgage brokers is advantageous to them, but if such a change were to occur, the Company would lose its ability to offer product to potential borrowers.

Unexpected network interruptions caused by system failures may cause a reduction in traffic, reduced revenue and harm to reputation. Any significant or continuing failure in the satisfactory performance, reliability, security and availability of the Company's website, filtering systems or network infrastructure may cause significant harm to its reputation, its ability to attract and maintain visitors to its website, and to attract and retain participating consumers and lenders. The Company's revenue depends in large part on the number of credit requests submitted by consumers. Any system interruptions that result in the inability of consumers to submit these credit requests could have an adverse impact on revenue. Consumers who have a negative experience with the Company's website may be reluctant to return to it, to use the Company's services or to recommend the Company to other potential consumers. This would reduce the number of loans the Company could effect and thereby reduce its revenue.

Many states require licenses to act as a mortgage broker and/or lender. Many states require licenses to act as a mortgage broker and/or lender. The Company's subsidiary, Union Discount Mortgage, is licensed in California, and Colorado. The Company does not accept credit requests for loan products from residents of other states. In many of the states in which the Company is licensed, it is subject to examination by regulators. As a mortgage broker conducting business through the Internet, the Company may face additional levels of regulatory risk as laws governing lending transactions my be revised or updated to fully accommodate electronic commerce.

If the Company's participating lenders do not provide competitive levels of service to consumers, the Company's brand will be harmed and its ability to attract consumers to its web site will be limited. Although the Company utilizes what it believes is well established quality institutions, the Company's ability to provide a high-quality borrowing experience depends in part on consumers receiving competitive levels of convenience, customer service, pricing terms and responsiveness from the participating lenders. If the Company's participating lenders do not provide consumers with competitive levels of convenience, customer service, price and responsiveness, the value of the

Company's brand may be harmed, its ability to attract consumers to its website may be limited and the number of consumers using its service may decline.

Breaches of network security could subject the Company to increased operating costs as well as litigation and other liabilities. The Company does not host its own Website and all secure data is stored at Myers Internet, Inc., a mortgage guaranty insurance company, which specializes in providing hosting services to the industry. The Company primarily utilizes its Website to assist potential borrowers and consumers with interactive financial tools. However, any penetration of the Company's network security or other misappropriation of its users' personal information could cause interruptions in operations and subject the Company to liability. Claims against the Company could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches could also damage the Company's reputation. The Company relies on licensed encryption and authentication technology to effect secure transmission of confidential information. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used to protect consumer transaction data. The Company cannot guarantee that its security measures will prevent security breaches. The Company may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

General Risks of Investment

There has been no prior market for the Company's shares and there may be only limited ways to transfer shares. No prior market has existed for the Company's securities and the Company cannot assure any purchaser that a market will develop subsequent to this offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and available exemptions under applicable state laws. The Company intends to apply for quotation of its common stock on the over-the-counter market known as the Pink Sheets, an established electronic quotation and trading system for over-the-counter securities, but the Company cannot assure a purchaser that it will be successful in such application or, that if successful, that a market for the common stock will ever develop or continue on the Pink Sheets or other exchange. Therefore, purchasers of the shares may need to bear the economic risk of the investment for an indefinite period of time. Ownership of the shares must be considered a long-term, non-liquid investment.

There is no active trading market for the shares of the Company's common stock, nor is it known whether or when an active trading market for the common stock will develop. Although the Company intends to apply for quotation of its common stock on the Pink Sheets, it may not be successful and it is possible there will not be any trading market for its shares. If the shares are quoted on the Pink Sheets, the liquidity of its common stock could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the shares of the Company's common stock may be lower than might otherwise prevail if its common stock was quoted on the NASD OTC Bulletin Board or traded on a national securities exchange like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of the Company's common stock in the public market, including the shares offered under this offering statement, could lower the stock price and impair its ability to raise funds in a new stock offering.

State Blue Sky registration: potential limitations on resale of the shares. The holders of the shares of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption". This manual exemption permits a security to be sold by shareholders in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by that state. The listing entry must contain (1) the names of issuers, officers, and directors (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. The principal accepted manuals are those published by Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

The trading price of the Company's common stock could entail additional regulatory requirements which may negatively affect the trading. If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock will likely be below $5.00 per share. As a result of this price level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock. As a consequence, the market liquidity of the common stock could be adversely affected by these regulatory requirements.

Shares not registered in this offering may become available for sale in the market and may reduce the market price of the shares. At the time of this offering, there are 26,547,500 shares of the Company's common stock outstanding of which 25,757,500 are held by officers, directors, affiliates or entities controlled by them and are subject to the trading volume limitations of Rule 144. These shares are currently restricted from resale but may become available for resale after a one-year holding period from the date of issuance from the Company pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, even if the business is doing well.

Management and affiliates will continue to own enough shares to control shareholder vote which could limit the rights of future shareholders. The Company's officers, directors, affiliates and entities controlled by them will own approximately 70.5% of the outstanding common stock upon sale of all 10,000,000 offered by the Company. As a result, these officers and directors will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions.

The Company may obtain additional capital through the issuance of additional preferred stock which may limit the rights of current holders of the Company's common stock. Without any shareholder vote or action, the Company's board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of its management more difficult.

Risks of real estate market. The success of the Company's current business is predicated upon the use of its services in connection with the purchase or refinancing of residential real estate. The mortgage origination market and real estate market are often adversely effected, usually on a short-term basis, by unusual climatic events in any single geographic area such as hurricanes, earthquakes and tornadoes. The happening of such events or recurrence of such events in a particular area may increase the rates for mortgage and homeowners insurance causing a decline in the number of home purchasers and mortgage borrowers. In addition the general economic condition of a region and the nation as a whole will impact on the number of home purchasers and mortgage borrowers. An increase in mortgage interest rates will decrease the number of home purchasers and mortgage borrowers. A decline in the number of home purchasers would reduce the demand for home loans and the number of potential borrowers available to the Company.

Competition. The market for the Company's services is highly competitive. The Company faces competition from a substantial number of independent companies in the origination of single-family residential mortgage loans in all the market areas in which the Company operates and anticipates to operate. Eloan.com and Lendingtree.com's Home

Loan Center are two examples of major competitors in the residential "A" mortgage market. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not adversely affect the Company's operations and services.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities), divided by the number of shares of common stock outstanding.

As of the December 31, 2006, balance sheet, the Company had a net tangible book value of $(293,440).

The scenarios illustrated below represent an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

1. No Conversion of Series A Preferred Shares or Series B Preferred Shares

The sale of all the 10,000,000 shares of common stock at $0.25 per share would result in 36,547,500 shares of common stock outstanding and an adjusted net tangible book value of $2,206,560 or $0.06 per share

If all shares are sold (if 10,000,000 shares are sold for an aggregate of $2,500,000 in proceeds):

	Shares Outstanding		Average Total Paid		Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	26,547,500	72.6%	$ 0	0%	$ 0.00
New Investors	10,000,000	27.4%	2,500,000	100%	$ 0.25
Total	36,547,500	100%	2,500,000	100%	$ 0.07

Initial public price per share	$0.25
Net tangible book value before offering	$ (0.011)
Net tangible book value after offering	$ 0.060
Increase per share attributable to new investors	$0.049
Dilution per share to new investors	$0.19

If an Intermediate number of shares sold (if 5,000,000 shares are sold for an aggregate of $1,250,000 in proceeds)

The sale of 5,000,000 shares at $0.25 per share would result in 31,547,500 shares of common stock outstanding and an adjusted net tangible book value of $956,560 or $0.03 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	26,547,500	84.2%	$ 0	0%	$ 0.00
New Investors	5,000,000	15.8%	1,250,000	100%	$ 0.25
Total	31,547,500	100%	$1,250,000	100%	$ 0.04

Initial public price per share	$0.25
Net tangible book value before offering	$ (0.011)
Net tangible book value after offering	$ 0.03
Increase per share attributable to new investors	$0.019
Dilution per share to new investors	$0.22

If lower number of shares are sold (2,500,000 shares sold for $625,000 in proceeds)

The sale of 2,500,000 shares at $0.25 per share would result in 29,047,500 shares of common stock outstanding and an adjusted net tangible book value of $331,560 or $0.011 per share.

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	26,547,500	91.4%	$ 0	0%	$ 0.00
New Investors	2,500,000	8.6%	$ 625,000	100%	$ 0.25
Total	29,047,500	100%	$ 625,000	100%	$ 0.02

Initial public price per share		$0.25
Net tangible book value before offering	$ (0.011)	
Net tangible book value after offering	$ 0.011	
Increase per share attributable to new investors		$0.00
Dilution per share to new investors		$0.25

2. Assuming Conversion of 452,00 Series B Shares (and no Series A conversion)

Each share of the Series B preferred stock is convertible into one share of the Company's common stock at the election of the holder of such stock.

If all shares are sold (if 10,000,000 shares are sold for an aggregate of $2,500,000 in proceeds):

The sale of 10,000,000 shares at $0.25 per share would result in 36,999,500 shares of common stock outstanding and an adjusted net tangible book value of $2,206,560 or $0.059 per share.

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	26,999,500	72.97%	$ 0	0%	$ 0.00
New Investors	10,000,000	17.03%	$2,500,000	100%	$ 0.25
Total	36,999,500	100%	$2,500,000	100%	$ 0.07

Initial public price per share	$0.25
Net tangible book value before offering	$ (0.011)
Net tangible book value after offering	$ 0.059
Increase per share attributable to new investors	$0.048
Dilution per share to new investors	$0.202

If an Intermediate number of shares sold (if 5,000,000 shares are sold for an aggregate of $1,250,000 in proceeds)

The sale of 5,000,000 shares at $0.25 per share would result in 31,999,500 shares of common stock outstanding and an adjusted net tangible book value of $956,560 or $0.029 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	26,999,500	84.4%	$ 0	0%	$ 0.00
New Investors	5,000,000	15.6%	1,250,000	100%	$ 0.25
Total	31,999,500	100%	$1,250,000	100%	$ 0.04

Initial public price per share	$0.25
Net tangible book value before offering	$ (0.011)
Net tangible book value after offering	$ 0.029
Increase per share attributable to new investors	$0.018
Dilution per share to new investors	$0.232

If lower number of shares are sold (2,500,000 shares sold for $625,000 in proceeds)

The sale of 2,500,000 shares at $0.25 per share would result in 29,499,500 shares of common stock outstanding and an adjusted net tangible book value of $331,560 or $0.011 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	26,499,500	92.18%	$ 0	0%	$ 0.00
New Investors	2,500,000	7.82%	$ 625,000	100%	$ 0.25
Total	31,999,500	100%	$ 625,000	100%	$ 0.02

Initial public price per share	$0.25
Net tangible book value before offering	$ (0.011)
Net tangible book value after offering	$ 0.011
Increase per share attributable to new investors	$0.00
Dilution per share to new investors	$0.25

3. Assuming Conversion of 21,500,000 Series A Shares and 452,000 Series B Shares

The Series A preferred shares are subject to a lock-up agreement restricting their conversion until the earlier of (i) two years from the date of first public trading of the Company's securities or (ii) three years after the qualification of this Regulation A offering statement. In the event this Regulation A offering circular does not become qualified and is withdrawn, the lock-up agreement is void.

If all shares are sold (if 10,000,000 shares are sold for an aggregate of $2,500,000 in proceeds):

The sale of 10,000,000 shares at $0.25 per share would result in 58,499,500 shares of common stock outstanding and an adjusted net tangible book value of $2,206,560 or $0.037 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	48,499,500	82.9%	$ 0	0%	$ 0.00
New Investors	10,000,000	17.1%	$2,500,000	100%	$ 0.25
Total	58,499,500	100%	$2,500,000	100%	$ 0.04

Initial public price per share	$0.25
Net tangible book value before offering	$ (0.011)
Net tangible book value after offering	$ 0.037
Increase per share attributable to new investors	$0.026
Dilution per share to new investors	$0.213

If an Intermediate number of shares sold (if 5,000,000 shares are sold for an aggregate of $1,250,000 in proceeds)

The sale of 5,000,000 shares at $0.25 per share would result in 53,499,500 shares of common stock outstanding and an adjusted net tangible book value of $956,560 or $0.017 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	48,499,500	90.65%	$ 0	0%	$ 0.00
New Investors	5,000,000	9.35%	1,250,000	100%	$ 0.25
Total	53,499,500	100%	$1,250,000	100%	$ 0.02

Initial public price per share	$0.25
Net tangible book value before offering	$ (0.011)
Net tangible book value after offering	$ 0.00
Increase per share attributable to new investors	$0.00
Dilution per share to new investors	$0.25

If lower number of shares are sold (2,500,000 shares sold for $625,000 in proceeds)

The sale of 2,500,000 shares at $0.25 per share would result in 50,999,500 shares of common stock outstanding and an adjusted net tangible book value of $331,560 or $0.00 per share.

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	48,499,500	95.1%	$ 0	0%	$ 0.00
New Investors	2,500,000	4.9%	$ 625,000	100%	$ 0.25
Total	50,999,500	100%	$ 625,000	100%	$ 0.01

Initial public price per share	$0.25
Net tangible book value before offering	$ (0.011)
Net tangible book value after offering	$ 0.00
Increase per share attributable to new investors	$0.00
Dilution per share to new investors	$0.25

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the shares. The Company anticipates that the shares may be offered and sold by the Company or through the selling efforts of brokers or dealers not yet identified. If the Company does locate a broker or dealer to offer its shares, then the Company will file with the Securities and Exchange Commission an amendment to this Offering Circular identifying such broker or dealer.

The Company's President, Steven M. Hershman will be offering the shares for sale for the Company in a manner complying with the exemptions available in any jurisdiction for such sale and such shares will be offered without commission or payment. Any executive officer or director of the Company may make reference to Mr.

Hershman of potential contacts for the possible sale of the securities. The offering will be presented primarily through mail or telephone for investment to its clients and contacts and others that have expressed an interest in the Company.

Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this circular. The subscription agreement, filed as an exhibit to this Offering Statement, provides for arbitration of any disputes arising from the investment in this offering.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Hershman is not considered to be a broker as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in selling an offering more than once every 12 months.

The offering will terminate 90 days after the qualification of the offering statement with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days. All funds received ^ will be held by Firstrust Bank, Conshohocken, Pennsylvania ^ which will hold the funds in a bank account until notification ^ for release from the Company. The Company is offering the shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. The proceeds from the sale of the shares will become immediately available for use by the Company. Stock certificates representing the number of shares purchased will be delivered to the investor by Stocktrans, Inc., Ardmore, Pennsylvania, which company serves as the subscription agent for the Offering and as the Company's transfer agent . ^

USE OF PROCEEDS

The following table sets forth an estimated use of proceeds based upon the minimum, maximum and alternate amount of proceeds raised from the offering. The Company intends to use the first $100,000 raised to repay its unsecured credit lines. As of February 27, 2007, the Company had approximately $100,000 in unsecured credit lines.

		Sample Amounts Raised		
		$ 2,500,000	$ 1,250,000	$ 625,000
Repayment of unsecured credit line		100,000	100,000	100,000
Promotions and Advertising	35%	840,000	402,500	183,750
General and Administrative expenses	35%	840,000	402,500	183,750
Cash reserves and current liabilities	25%	600,000	281,250	131,250
Legal and Accounting	5%	120,000	57,500	26,250

The Company intends to primarily use the funds raised in this offering to build market share in California, and reduce its current liabilities ^ and obtain certain mortgage licenses in other states either through acquisition or through direct application and by expanding its product lines. The Company intends to use part of the proceeds to evaluate opportunities in becoming quoted on the OTC Bulletin Board which involves the expenses of audited financial statements and additional legal costs.

The Company's anticipated expansion will entail obtaining the necessary licenses in the targeted states, increasing traditional forms of advertising and Internet advertising and entering into joint ventures and/or acquisitions to increase its market share or product base. The Company will seek licensees in other jurisdictions for possible acquisition or joint venture. The Company may find it advantageous to enter into joint ventures or acquire outright other licensees in jurisdictions that require a resident office and employee. (See "Business Plan").

The Company anticipates that it will initially target for expansion those states that do not require a pre-license exam or resident employee and office, such as Connecticut, District of Columbia, Illinois, Iowa, Kentucky, Maryland, Michigan, Minnesota, Missouri, New Hampshire, Tennessee, Utah, Virginia, Wisconsin and West Virginia. The

Company will also target to re-establish its business in Idaho, New Mexico and Oregon, states in which it no longer holds licenses.

If the Company raises less than the maximum offered amount, the Company will prioritize its marketing efforts by choosing fewer targeted states. The Company will determine for those states the most effective means of advertising and will, based on amount of funds received, allocate funds to that advertising.

The Company has allocated 40% of the proceeds of this offering for general and administrative expenses, consisting of items as payroll and general operational costs, employee and payroll tax expenses, accounting and legal expenses, appraisal fees, office expenses and equipment costs, supplies, telephone, insurance, mail and loan processing fees and for working capital cash reserves. The Company intends that cash reserves, including proceeds from this offering not otherwise immediately applied to the stated uses, will be invested in money market funds, certificates of deposit, U.S. Treasury Bills or other financial instruments to provide the Company return on its cash reserves but maintaining its liquidity.

DESCRIPTION OF THE BUSINESS

The Company

Loans4Less.com, Inc. (the "Company") was incorporated in Delaware on June 30, 1999, by Steven M. Hershman. The Company was inactive from its incorporation until its acquisition of Union Discount Mortgage, Inc. Union Discount Mortgage, Inc. was incorporated in California on April 20, 1993. Mr. Hershman has served as the President and Chief Executive Officer of Union Discount Mortgage since inception. Union Discount Mortgage used the dba of Loans4Less on which name it obtained a federal service mark on February 28, 1998. On January 1, 2005, the Company acquired all the outstanding shares of Union Discount Mortgage, Inc. whereby it became a wholly owned subsidiary of the Company.

The Company, through its subsidiary Union Discount Mortgage, Inc., is an on-line mortgage broker which matches individuals and entities seeking mortgage loans with appropriate and available lenders who offer the Company a wholesale lending program. The Company primarily handles first and second residential mortgages and home equity lines of credit to "A" rated potential borrowers. "A" rated borrowers are those with good to excellent credit histories and a strong financial basis (e.g. employed, low overall debt compared to income, etc.) The Company also has the ability to broker loans in the subprime marketplace. The subprime marketplace targets those consumers with a fair credit rating and other good financial indicators.

The Mortgage Process

As a mortgage broker, the Company solicits potential borrowers who may apply for 1st and 2nd mortgages. Upon receipt of the applications, the Company processes the borrower loan files by ordering appraisals, credit reports, owners title reports and opening the third party settlement escrows. The Company prepares these loan packages for delivery into underwriting to the wholesale direct lenders on a 'best efforts' basis. Upon receipt of a loan commitment approving the loan, the Company works with the borrower to satisfy preclosing conditions. Once these conditions are met the Company orders a closing package which is generated by the lender in its name. The loans are funded directly by the lender and placed into escrow. Upon receipt by the escrow/title agent of the local county recording of the security instrument underlying the loan, the Company receives its loan fee.

Potential borrowers begin the lending process with the Company on its website by completing a self-explanatory simple online pre-qualification form. The Company does not receive a fee for completion or submission of this form. The Company analyzes the data and develops a borrower profile. Using the lending criteria provided by potential lenders in the lending network (which network consists at any given time of those lending institutions, including mortgage bankers, who are offering wholesale loan programs to mortgage loan brokers), the Company matches the potential borrower with an appropriate lender.

The Company provides borrowers the option of obtaining a "zero point mortgage" (one without the costs of closing points) which usually have higher interest rates or obtaining a lower interest rate with costs of closing points charged to the borrower. Certain borrowers find it advantageous to elect paying such points which they may deduct points on their loan as prepaid interest.

The Company's goal is to offer the best available mortgage rates and costs associated with closing the loan, including points and settlement charges. The Company provides borrowers who have submitted a residential loan application and supporting documents with an "automatic rate float down" pursuant to its posted policy, which ensures that from the day closing documents are sent to escrow the quoted mortgage loan rate and/or points can be lowered but cannot be increased. The quoted rates are effective for 30 to 60 calendar days.

Through free use and access of its website, the Company provides potential borrowers with important up-to-date information on current rates and points, a rate tracker, a mortgage calculator (to determine monthly costs) and closing costs, a mortgage glossary and links to other related websites including credit report information, home appraisal information, and financial markets.

The Company provides borrowers with a variety of financial options through the use of wholesale lending institutions. Wholesale lending institutions are direct lenders such as subsidiaries of banks, savings banks and mortgage bankers who offer discounted loan programs to the independent mortgage loan broker, so that the mortgage loan broker can then retail loans to the public. Wholesale lending was first introduced around 1982 on the premise that independent mortgage brokers were better able to market and sell loans to their local communities. Such was its success that it is estimated that today a majority of all residential mortgages within the continental United States are retailed to the public by mortgage loan brokers through wholesale lending institutions.

Through the lending institutions, the Company can provide borrowers with a variety of financial options, such as:

Institutional portfolio loans, which are not typically packaged for sale into the secondary market by the lender, such as negative amortization adjustable rate mortgages (which mortgages give the borrower several payment options including a minimum payment option which does not cover the monthly interest causing accrued balances to increase the loan balance, negative amortization);

Other loans, generally non-institutional portfolio loans but securitized for sale in the secondary market, such as home equity lines of credit, home equity loans, money purchase combinations, first and second trust deed loans, subprime mortgage products and adjustable and fixed rate standard conforming and jumbo loans.

The Company is not a direct mortgage lender but a mortgage broker that seeks to provide the borrower with a low mortgage loan rate and loan terms most appropriate for that borrower's situation, whether it be a 30-year fixed, a 5-year adjustable rate mortgage or other. The Company analyzes the potential borrower's needs, expectations and qualifications and ensures that all documentation is completed to meet a lender's criteria. The Company reviews its pool of lenders and the mortgage products offered by these lenders to find those lenders most suited to offering the potential borrower the best and most appropriate mortgage. The Company provides the borrower with suitable mortgages appropriate to their criteria. This relieves the borrower from the task of sifting through inappropriate mortgages often with confusing terms, hidden costs or high rates and provides the borrower with a competitive and appropriate mortgage.

There is a large pool of wholesale lending institutions competing to write residential mortgage loans and such competition provides an opportunity to obtain favorable loan terms. Loans4Less is able to sort through the many lenders and loan terms and provide the borrower-consumer with the best loan alternatives which allows the Company to update its Website daily with competitively offered rates, fees, and points.

The Company currently attracts potential borrowers through its website www.Loans4Less.com. The Company intends to increase its use of traditional cost effective forms of media advertising, such as television, radio and billboards. In 2005, the Company effected a radio advertising campaign on KFWB Los Angeles whereby Loans4Less.com was advertised on the station's streaming Internet site. The streaming Internet site broadcasts the radio station through the personal computer. This allows listeners to listen to the station on their personal radios (for example car radio) and then continue listening to the same radio station at a different location through their computer without use of a radio. The Company intends to use this and other traditional advertising beginning in California and expanding as the Company deems appropriate nationally.

Current Operations

The Company currently employs three full-time persons at its headquarters in Redondo Beach, California and two agents on a commission-only basis, one of whom is Martin Genis, a director of the Company. The five full-time employees serve to provide the on-going business of the Company with the President, Steven Hershman, overseeing the integration of the various functions of the Company and implementing expansion plans of the Company's licensing and marketing. The Company's employees are generally divided into sales, operations, loan processing and sales support but work closely together.

Union Discount Mortgage, Inc. has been in the mortgage broker business since 1993. It is licensed as a Real Estate Broker with the Department of Real Estate in California, and as a mortgage lender/broker in Colorado. It's primary business is centered on the California residential mortgage market.

The Company receives revenue from:

(i) Loan transactions in which the lender pays the Company a disclosed yield spread premium (rebate pricing) at closing which is earned from borrowers closing a "zero point" or "zero cost" loan. Yield spread premium, also known as rebate pricing, occurs in cases in which the borrower has elected a zero point or "no cost" loan which loan usually carries an interest rate above the market because it charges no closing points or costs. Yield spread premiums are cash amounts paid by the lender to the mortgage broker since the mortgage broker does not receive any revenues from the closing points or costs. This ensures that mortgage lenders will offer these zero point loans (which carry a higher mortgage rate) to potential borrowers. Due to daily fluctuations in daily interest rates, the amount that the Company earns under rebate pricing is not a fixed amount nor a fixed percentage. Typically the Company receives a yield spread premium of at least 0.5% of the principal loan amount in a "no-points" transaction or 1.5% of the principal loan amount in a "no cost" transaction which typically covers profits and includes the non-recurring loan costs paid by the broker for the account of the borrower.

(ii) Loan transactions in which the borrower pays the Company closing points, usually made in residential owner-occupied purchase loans with such closing points usually being tax deductible as prepaid interest by the borrower. Closing points paid by the borrower are a percentage of the face amount of the loan. The percentage is a negotiated figure usually offered by the lender based on the loan program, market conditions, amount of loan and other factors. The Company generally earns a minimum of 0.5% (or 0.50 points) and has earned in excess of 1.50% in a given transaction.

These two types of transactions account for approximately 85% of the Company's revenues.

(iii) Loan processing fees charged in excess of the lender's administration fees which fees are charged only if the lender's administration fees are less than our advertised minimum of $750 per transaction; these fees account for approximately 5% of revenues.

(iv) Real estate commissions at the closing of transactions for which the Company (through its real estate arm dba, Platinum Properties) represents either the buyer or the seller (primarily in residential property transactions). These commissions account for approximately 10% of revenues.

Although the Company provides an "automatic rate float down" which ensures the borrower the best available rates and costs, the Company will still receive its targeted per transaction revenue. For loans in which the borrower elects to pay "points" to obtain a lower interest rate, the Company will receive revenue as a percentage markup to those points charged by the lender. For example, if 1 point is charged from the wholesale lender, then the Company charges the borrower 1.5 points to close. In loans with no points, the Company will look to process a loan with the lowest available interest rates commensurate with the same yield spread premium. In such case, the borrower receives a lower interest rate and the Company still receives its revenue.

Platinum Properties. In the State of California, the Company through its subsidiary Union Discount Mortgage, operates under a Department of Real Estate Broker license that enables the Company to represent buyers and sellers in real property transactions. Platinum Properties is a dba of Union Discount Mortgage. The same state government regulations and licensing requirements in California apply to real estate brokers as to mortgage loan brokers and are carried out under the same license. In representing a buyer or seller in a real property transaction, the Company and its agent perform due diligence on the property and the market, communicate with the listing or selling agent, organize an appraisal, coordinate the escrow/closing agent, represent and assist the client in closing the transaction pursuant to the executed purchase and sale contract. The Company does not have the licensing authority to execute real property transactions in jurisdictions other than California.

The Company owns certain intangible intellectual property rights in its federal service mark name, Loans4Less® and its Internet domain names, Loans4Less.com and LoansforLess.com. The Company believes that its name is unique and easily remembered by potential borrowers and that this name recognition will assist the Company in creating a nationwide market. In order to protect its brand name and federal service mark the Company has registered more than 40 similarly worded Internet domain names.

Suppliers (Mortgage Lenders)

Union Discount Mortgage, Inc. is currently approved as a mortgage broker and has ongoing relationships with several main mortgage lenders and/or their subsidiaries, including, among others, HSBC Mortgage Corporation, American Home Mortgage Corp., Citicorp Mortgage, Inc., Bank of America, Wells Fargo Bank West, Chase Manhattan Mortgage Corporation, Lehman Brothers Bank, FSB (Aurora Loan Services), U.S. Bank National Association N.D., Taylor, Bean & Whitaker Mortgage Corp., and ING Mortgage LLC. The Company has found from its past experience that the loans available through its existing pool of mortgage lenders are sufficient to allow the Company to offer its borrowers a variety of competitive mortgages. Copies of the agreements with these wholesale lenders are filed as exhibits with the Offering Circular.

Although Taylor, Bean & Whitaker Mortgage Corp. accounts for approximately 27% of the Company's wholesale loans made to borrowers, American Home Mortgage Corp. for 22% and Wells Fargo Home Mortgage Corp. for 14%, the Company does not consider that the loss of any one or more of its existing mortgage lenders would have a material impact on its business. Mortgage lenders are numerous and competitive and the Company would be able to replace such loss from its existing pool of mortgage lenders or by expansion of its pool of lenders. The Company has utilized wholesale lenders that it believes to be the most competitive, product diverse and professional in providing operations necessary to service the mortgage broker community, but the Company would be able to find alternative suitable wholesale lenders if it became necessary.

Established relationships with a wholesale mortgage lender allow the Company to offer to its clients those products available through that mortgage lender and generally provides the Company with quick access to the mortgage lender's best mortgage products. Further, once a relationship with a mortgage lender is established, that mortgage lender will review the borrower submitted to it by the Company.

Generally the agreements with mortgage lenders are on a best-efforts basis and non-exclusive. The agreements provide that the Company prepare loan packages and assist borrowers in securing mortgage loan commitments pursuant to certain standard underwriting conditions. The agreements provide that the Company will submit to the wholesale mortgage lender original loan application packages from potential borrowers in the form required by the mortgage lender and will assist the mortgage lender in the closing with such items as employment verification and other required verification, educate the potential borrowers in home buying and financing process, and generally perform those services to move the applicant to loan approval and closing. The mortgage lender agrees to underwrite and fund loans pursuant to its criteria and if the loan commitment is issued and the loan closes the Company is paid a loan fee at closing either based upon the closing costs or the yield spread premium for no-cost loans. The Company acts at all times as an independent contractor and all mortgage funding decisions are solely up to the wholesale mortgage lender. The agreement can be terminated by either party at any time upon written notice.

Market

The principal market for the financial products and mortgage broker services offered by the Company are those members of the general public looking for competitively priced mortgages for real estate purchases or refinancings. This includes purchasers of free-standing residential homes or condominiums, second and vacation homes, and those wishing to refinance current mortgages to reduce the interest rate, change the mortgage term or increase the mortgage amount.

There are numerous other on-line brokerage firms offering substantially the same services as the Company. Many of these competitors are much larger than the Company and are national in scope and name. The Company is currently primarily regional in operations and does not believe it has a large name recognition. Also, many of its competitors have similar relationships with some or all of the same lenders as the Company and can offer similar or the same loan packages. However, the Company believes it can compete in the industry by continuing to market its brand name Loans4Less.com and by building on existing wholesale lending relationships and adding new wholesale lenders who can provide competitive products as needed.

Regulation

The Company's subsidiary, Union Discount Mortgage, is currently licensed with the Department of Real Estate in California as a real estate broker. Many states require licenses to act as a mortgage broker. The Company is licensed as a mortgage lender/broker in Colorado. The Company does not accept credit requests for loan products from residents of other states and the Company no longer does business in Oregon, Idaho and New Mexico due to insufficient sales in those three states.

The California Department of Real Estate provides regulations concerning the manner of listing and offering property for sale, information included in a contract for sale, handling of escrowed funds, and closing procedures. The Company does not handle escrow or trust fund accounts and does not loan funds in residential wholesale transactions. The regulations that impact on the Company are full disclosure of closing costs to the client, maintaining client confidentiality and standard ethical business procedures. The Company files with the Department of Real Estate a standard annual question and answer form pertaining to its volume and practices.

The Company is not currently aware of any existing or probable federal or state law or regulation that would have any material negative impact on its performance. The Company currently holds licenses in certain states that do not require a resident office or individual employee residence in that state. The Company posts surety bonds in those states. The Company plans to expand its licensing in the future using the same methods of posting surety bonds or if necessary employing resident offices in such states.

Business Plan

During the next twelve months, the Company intends to increase its on-going established licensed operations and its database of clients. As the Company is an Internet based service company, expansion does not require the purchase of equipment or additional office space or similar investments, thus allowing such expansion to be flexible based on the amount of capital available. The Company anticipates taking the following steps in the next twelve months but cannot be sure of the timing or occurrence of any one step as any one step is not dependent upon the operation or completion of another. Thus, the Company, as opportunities present themselves and as the Company may determine, may follow one or more of these steps to a greater degree or duration than another. It is impossible to predict which action will result in the greatest and quickest reward to the Company. The Company will continually reevaluate its actions and the results obtained thereby.

- Apply for and obtain new licenses in the United States.

- The Company will seek licensees in other jurisdictions by possible acquisition or joint venture. Such transactions would easily provide the Company with expansion into those jurisdictions without the time and expense required otherwise. The Company may find it advantageous to enter into joint ventures or acquire outright other licensees in jurisdictions that require a resident office and employee. The Company has not identified any target acquisitions or joint ventures and no discussions of any transaction have begun.

Consequently the Company cannot predict the structure that any such transaction may take whether it be a joint venture or acquisition.

- Diversify its product mix by offering sub-prime mortgages, automobile loans, and consumer installment loans. The Company believes this might offset a dependency on revenues solely from "A" paper mortgages, thereby broadening its spectrum of available products. The Company anticipates that the sub-prime mortgages would be offered through bank sponsored wholesale loan programs. The automobile and consumer installment loans would be made available through a joint venture with a third party offering such programs.

- Institute targeted advertising on an incremental basis based upon the Company's presence in a market and its expectations for that market. Targeted advertising on an incremental basis entitles beginning advertising for a specific product to a specific borrower. If the Company sees a growth in revenue from such advertising, it will incrementally increase such advertising. As long as revenues grow from the advertising, the Company will continue to increase bit by bit the amount of advertising. If revenues substantially slow or stop and no growth results from the advertising, the Company will stop the advertising at that level or reduce it to the prior incremental amount that showed growth.

- Expand to United Kingdom and European Union through acquisition or joint venture with operating companies.

- Set up Internet interactive media channel to advertise Loans4Less.com which will involve the Company's Website becoming fully interactive with the consumer in the same form as video telephone. This will allow the Company to speak and see the customer and utilize the contents of the Website simultaneously.

- Expand its real estate arm (d.b.a. Platinum Properties) and Listings4Less.com in real estate activities primarily in California by increasing the number of agents to service clients seeking to buy and sell property.

The Company hopes at some time in the future, if the situation should present itself, to expand its operations to one or more countries of the United Kingdom and/or European Union through an acquisition or merger with an operating company in one of those areas. Such an acquisition or merger would effectively reduce or eliminate the administrative licensing requirements required in those countries and provide local exposure. At this time, the Company does not have any target companies nor does the Company consider such international expansion a priority for its growth.

DESCRIPTION OF PROPERTY

The Company and Union Discount Mortgage, Inc. utilize the same office space located at 210 Avenue I, Suites E and F, Redondo Beach, California pursuant to a three-year lease agreement with Peter and Violet Dragich, owners of the property, commencing March, 2003, at a monthly rent of approximately $3,881 for over 2300 square feet. The lease has been renewed until March, 2009. The Company intends to continue at this location and use it as its nationwide headquarters. The Company does not own any real property.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with its financial statements and the notes thereto. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. Such forward-looking statements include, but are not limited to, the development plans for the growth of the Company. Actual results could differ materially from the results discussed in the forward-looking statements.

General

Loans4Less.com, Inc., a Delaware corporation with its wholly owned subsidiary, Union Discount Mortgage, Inc., is an internet-based mortgage brokerage company predominately operating in California and Colorado. The

Company matches individuals and entities seeking mortgage loans with appropriate and available lenders. The Company has a relationship with several mortgage lenders who offer the Company wholesale lending programs. The Company primarily handles first and second residential mortgages and home equity lines of credit to "A" rated potential borrowers.

The Company earns revenues based upon the closing of loan transactions of its customers/borrowers as a mortgage broker by payment either (i) from the lender of a rebate amount in the case of loans with no closing costs or points or (ii) from the customer/borrower as a percentage of the loan amount charged as points in the closing costs.

The Company also earns a small percentage of its revenues from loan processing fees charged the customer/borrower if the lender's administration fees are less than the Company's advertised minimum of $750 per transaction. The Company receives real estate commissions from transactions effectuated by its small real estate arm, Platinum Properties. See "Description of Business-Current Operations"

Financial Condition

The Company has shown a decrease in revenues in 2004, 2005 and 2006 as a result of a decrease in the number of loans closed in those years compared to the number of loans closed in 2003. In 2003, long-term interest rates fell to what was generally acknowledged as the lowest rates in several decades. The drop in interest rates caused a major refinancing boom, whereby financing volumes in residential real estate hit historic highs. Generally a drop in interest rates will increase loan volumes (the number of loans originated as measured in principal dollar amount of mortgages provided) as more consumers enter the market to take advantage of the low interest rates offered. As a result of the low interest rates and high loan volumes, the Company closed 739 loans in 2003 resulting in volume of $218.5 million.

The Company's revenue is directly related to the loan volume. Lower loan volume or the number of loans brokered has a direct affect on the Company's falling revenues because as a broker it does not service loans and relies on income on a per transaction (loan closing) basis. If the number of loans that generate loan fees falls this has a direct impact on the Company's revenues. The Company earns revenues based on the closing of loans offered by the wholesale lenders introduced to borrowers by the Company. See "Description of Business-Current Operations"

In 2004, the market for financings slowed from the 2003 boom and the Company closed 483 loans resulting in volume of $139.1 million. Concurrently, residential property values rose causing the supply of sale listings to diminish. When supply of sale listings diminish, the number of sales and loans closed diminish and correspondingly loan volume diminishes.

In 2005 the Company closed 304 loans resulting in volume of $101 million and in 2006, the Company closed 127 loans resulting in a sales volume of $46.1 million.

In 2003 and to a lesser extent in 2004, many consumers rushed to refinance their home mortgages, often several times, providing a boom to mortgage lenders and brokers. The Company's main business was this type of rate and term refinancing. During this period the Company accumulated a significant database of satisfied clients many of whom have given the Company repeat business and referrals.

Since the end of the refinancing boom, the Company's general market and ability to grow has changed in its dynamic as the number of consumers wishing to refinance has dwindled and the cost of attaining borrowers through Internet search engines and other Internet advertising has risen. The Company's streamlined approach has been effective during this slow down in revenues and has allowed the Company to maintain its current operations.

Because of its streamlined management and operations, the Company anticipates that it will be able to execute significantly more volume in loans when revenues do rise without incrementally increasing its overall operating expenses. Although the Company's revenues have fallen dramatically in the years since 2003, the Company has been able to generate enough cash flow to maintain daily operations and has significantly reduced its payroll to three persons simultaneously decreasing its general and administrative expenses. The Company believes that any increase in revenues will improve the goal towards future profitability.

On January 1, 2005, Loans4Less.com, Inc. effectuated a Reorganization Agreement with Union Discount Mortgage, Inc. (a California corporation with one shareholder) and was subsequently recapitalized by two of its current directors during 2005 with $500,000 of paid in capital by the issuance of 1,000,000 shares of Series B 6.75% Convertible Preferred Stock at $.50 per share.

As of December 31, 2006, the Company had no long-term debt, had total current liabilities of $247,030 of which $171,186 is accrued operating expenses and $75,843 in unsecured credit lines, which, as of February 27, 2007, increased to $100,000.

Changes in financial condition. As a result of the Reorganization Agreement between Loans4Less.com, Inc. and Union Discount Mortgage, Inc. dated January 1, 2005 and in regard to tax consequences affecting the Hershman Revocable Trust, the sole shareholder of Union Discount Mortgage, Inc., the Hershman Revocable Trust received a one time payment distribution of $1,882,968 on December 31, 2004. This one time distribution caused the Company to have nearly zero cash assets of $1,318. In order to offset this cash depletion, on March 28, 2005, April 18, 2005 and July 21, 2005 Loans4Less.com, Inc. issued in the aggregate 1,000,000 shares of Series B 6.75% Convertible Preferred Stock in exchange for $500,000 of paid-in-capital.

On September 5, 2006, Martin W. Genis transferred to the Hershman Trust 22,000 shares of the Series B Preferred Stock owned by him, plus accrued dividends, to satisfy a loan due to the Hershman Trust in the amount of $11,000.

On the same date, the Company redeemed 435,859 shares of Series B Preferred Stock owned by the Hershman Trust at $0.50 per share for an aggregate value of $217,930 of which $178,850 was a tax free cash distribution to the Trust and $39,080 was deemed to satisfy the outstanding loan owed by the Trust to the Company. In addition to the foregoing, the Company has redeemed 112,141shares of the Series B Preferred Stock at $0.50 per share from the Hershman Trust for an aggregate of $56,071.

Forward Looking Statement

The Company's return to increasing revenues and net profits depends on management's ability to timely execute prudent advertising, marketing, acquisition and joint venture strategies in order to boost the overall consumer response to the Loans4Less.com website.

The Company believes that there still remain many consumers who will seek to refinance high interest rate home equity credit lines. The Company believes many borrowers took advantage of interest-only mortgage loans for first-time home purchases and to purchase more expensive homes. As the interest-only payment period for those mortgages expires, the required payments under those mortgages increase dramatically. The Company anticipates that borrowers that initially obtained interest-only mortgages will refinance those loans to traditional fixed-rate mortgages. The Company believes that the traditional 30 and 15-year fixed rate mortgages will remain popular because the long term interest rates are attractive as the yield curve currently is reasonably flat (yield curve is the cost difference between short-term rates and long-term rates).

The Company also believes that its plan of expanding into other states may offset the declining mortgage volume and other economic trends that have historically negatively impacted it. The Company anticipates that it will expand its brokerage services into other states through advertising, joint ventures with companies that already have existing brokerage business and/or state licenses and additional direct licensing to the Company. See "Use of Proceeds".

Management is currently evaluating various advertising and marketing campaigns to be implemented in 2007. These may include but are not limited to the possibilities for local and national newspapers, trade journals and magazines, billboards, radio, satellite radio, Internet interactive television, cable television, Internet search engines, Internet banner advertising, (Internet URL) Uniform Resource Locator web-link exchanges with other operating companies and product sponsorships. The Company has made no determinations as to which alternative it may choose to use, if any.

The Company also anticipates that it may possibly increase its brokerage products by offering sub-prime mortgages, automobile loans, and consumer installment loans which increase might offset a dependency on revenues solely from "A" paper mortgages, thereby broadening its spectrum of available products. The Company believes this can be achieved by effecting diversified joint venture or acquisition arrangements with other operating companies in those products areas such as automobile loans and general consumer finance. The Company believes acquisitions will play a significant role in its plans to penetrate markets and build its brand name.

Management believes that the current decline in 2005 and 2006 revenues and the general slowdown in the market has found a level from which business can start to improve. There is no assurance as to when or if management can increase its revenues and return to profitability.

Management realizes that our brand name and website Loans4Less.com is easily remembered and such name recognition alone may draw consumers. Once the consumer reaches our website, we are able to broker highly competitive mortgage loan products and deliver to borrowers in an easy-to-execute environment.

Upon the completion of this Regulation A Offering, the Company will attempt to have its common stock quoted in the Over-The-Counter (OTC) electronic market place commonly known as the Pink Sheets. According to www.pinksheets.com there are more than 4,700 companies that are quoted on the Pink Sheets, with more than 225 on the OTC Bulletin Board. Over $300 million in securities per day are traded on the Pink Sheets which is a market place dominated by junior companies seeking a foothold into the public capital markets.

Liquidity and Capital Resources, external access to sources of cash, and cash requirements

As of December 31, 2006, the Company had a total of $410 in a cash accounts.

The Company has no external access to sources of cash other than several unsecured lines of credit on which it owes $100,000 as of February 27, 2007. See "Financial Statements". The company believes that it's cash requirements will be met by its ability to produce on going revenues from its continuing operations covered by its liquidity.

The Company has not entered into any commitments for capital expenditures.

No material events or uncertainties are anticipated and/or are currently in existence that would materially impact the Company's liquidity and/or income from operations other than the existing declining general market trend which has directly affected and impacted revenues in a negative manner. This decline started in 2004 and has continued throughout 2005 and 2006. The Company believes this declining trend leveled off and the Company does not expect this trend to further deteriorate existing operations. This negative trend is a result of the ending of the residential refinancing boom that was generally believed to be effected by the Federal Reserve Board significantly raising short-term interest rates along with the general view that residential real estate values which have risen significantly since 1997 may have reached a cycle high in 2005.

Economic Trend

The market slowing trend has continued through 2005 and 2006. Due to the increasing Federal funds interest rate as determined by the Federal Reserve Board, the Company believes that this slowing trend is diminishing but the Company may still experience some loan volume decline. This will result in a decrease in revenues to the Company. In order to adjust to these higher interest rates and lower loan volumes, the Company has attempted to curtail its operating expenses.

Increases in the short-term Federal funds interest rates have a considerable slowing effect on the mortgage market for several reasons

(i) Lenders who participate in the secondary market may lose certain profitability margins because they borrow short-term monies at floating rates and lend out fixed rates on long-term monies. This has impacted the level of yield spread premiums or rebates offered to brokers on 'no cost' and 'no point' loans thus affecting interest rates to retail mortgage borrowers.

(ii) Increasing Federal funds rates makes adjustable rate loans and home equity credit lines more expensive. This causes a slow down in the housing market and a slow down in the refinancing market.

(iii) Many consumers refinanced during the historical interest rate lows of 2003 and carry very low interest rates on their current mortgages and fewer consumers who did not refinance in 2003 may refinance existing loans as interest rates climb to levels previously prevalent in mortgage loans.

Results of Operations

The Company believes its decrease in revenues is mainly due to a continuing of the slowing of the residential housing refinancing boom that culminated in October 2003 and a general slowing of the residential market for "A" rated mortgages throughout 2005 and 2006. The Company is not generating adequate revenues to meet its on going daily operations and is reliant upon this offering to maintain and continue its existing operations as well as to expand and grow its operations.

In 2006, the Company proposed to raise capital through an offering of its securities pursuant to Regulation A. That offering was qualified with the Securities and Exchange Commission on March 6, 2006, but was never completed and the offering expired without closing.

Since September, 2006, the Company has redeemed 548,000 shares of its Series B Preferred Stock held by the Hershman Trust at $0.50 per share for an aggregate of $274,000 of which $234,920 was paid in cash and $39,080 was credited toward the satisfaction of outstanding loan owed to the Company by the Hershman Trust.

Recurring Losses

The Company has experienced a net loss in 2004, 2005 and 2006 resulting in a decline in the number of loans closed by the Company. The Company considers it probable that similar losses will recur unless and until the Company can increase its revenues. In addition, the Company believes that the expensing of stock grants issued to the employees as a bonus for services to the Company had a negative impact on the Company's income statement and contributed to the loss experienced by the Company. The Company intends to continue to issue stock grants as a bonus and incentive to certain of its employees and such issuances will reflect on the income/loss statement of the Company as such stock grants are expensed and may result in increasing the losses sustained by the Company.

Year ended December 31, 2006 compared to December 31, 2005

Revenues for the period ended December 31, 2006 decreased 38.5% to $502,975 from $818,094 for the year ended December 31, 2005. This decrease was mainly due to declining revenues and the Company expensing its employee, officer and non-employee common stock grants at $0.25 per share for an aggregate amount of $170,000. In addition, the Company believes this decrease in revenues is partially due to a slowing of the residential housing refinancing boom that starting 2003.

Net loss for the year ended December 31, 2006, was $516,643 compared to a net loss of $486,276 for the year ended December 31, 2005.

The Company closed 127 loans in the year ended December 31, 2006 resulting in sales volume of $46.1 million compared to the year ended December 31, 2005, in which the Company closed 304 loans for a sales volume of $101 million.

Total operating expenses for the year ended December 31, 2006, amounted to $939,069. For the year ended December 31, 2006, compared to the year ended December 31, 2005: agent commissions decreased 4.6% to $139,558 from $146,330; legal fees increased 97.1% to $68,099 from $1,966 due to the expensing of the deferred offering costs from the 2006 Regulation A dated March 6, 2006; stock grants decreased 60% to $170,000 from $430,000 mainly due to the reduction in value of the expense to $0.25 per share from $0.50 per share; advertising decreased 40.2% to $79,115 from $132,377; photocopying and printing increased 200% to $14,450 from $4,801 mainly due to costs associated with the 2006 Regulation; accounting costs decreased 205% to $5,185 from $15,863; insurance costs increased 43.1% to $12,983 from $9,067 mainly due to the Company buying an Employee Practices Liability Policy.

For the year ended December 31, 2006, compared to the year ended December 31, 2005, the Company had a decrease in General and Administrative expenses to $799,512 compared to $1,164,140 for the same period in 2005. The Company believes a main factor for this decrease of $364,628 was the reduction of $250,000 in the expensing of stock grants valued at $0.25 per share versus $0.50 per share in fiscal 2005.

Year Ended December 31, 2005 Compared to December 31, 2004

Revenues for the year ended December 31, 2005 decreased 36.4% to $818,094, from $1,286,956 for the year ended December 31, 2004. The Company believes this decrease was mainly due to the on-going slowing of the residential housing refinancing boom that occurred in 2003.

Net loss for the year ended December 31, 2005 was $586,276 compared to net income of $157,681 for the year ended December 31, 2004. The Company believes this loss resulted primarily from the Company expensing its employee, officer and non-employee common stock grants at $.50 per share aggregating $430,000. The Company did not expense any common stock grants in 2004 since none existed.

The Company believes this decrease continues to be caused by a slowing of the residential housing refinancing boom.

The Company closed 304 loans in the year ending December 31, 2005 resulting in volume of $101 million compared to the year ending December 31, 2004 in which the Company closed 483 loans for a volume of $139.1 million.

Total operating expenses for the year ending December 31, 2005 increased to $1,310,470 consisting for agent commissions of $146,330 and general and administrative expenses of $1,164,140 compared to total operating expenses for the year ended December 31, 2004 or $1,147,092.

Employee employment tax expenses decreased 19.8% for the year ended December 31, 2005 to $382,005 compared to $476,617 for the year ended December 31, 2004. The overall total operating expenses for the year ended December 31, 2005 by $163,380 compared to the year ended December 31, 2004 mainly due to stock grating expenses of $430,000.

For the year ended December 31, 2005 compared to the year ended December 31, 2004, the Company had material changes in comparative line item expenses in accounting of $15,863 in 2005 compared to $27,333 in 2004, a decrease of 42%; agent commissions in 2005 of $146,300 compared to $247,794 in 2004, a decrease of 41%; appraisals in 2005 of $6,525 compared to $11,755 in 2004, a decrease of 44%; legal fees in 2005 of $1,966 compared to $16,928 in 2004, a decrease of 88.4%; licensing and bonding of $4,250 in 2005 compared to $8,575 in 2004, a decrease of 50.4%; and business travel related expenses of $32,113 in 2005 compared to $4,014 in 2004, an increase of 699.8%.

The Company made no retirement plan contributions in the year ended December 31, 2005.

For the year ended December 31, 2005, the Company had total other income of $6,100 consisting of dividend and interest income. Total income (expense of ($492,376) resulting in a total net loss of ($486,276) compared to the year ended December 31, 2004, of $157,681.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position	Date Directorship Commenced

Steven M. Hershman	49	Chairman of the Board, President, Treasurer, Director	June 30, 1999
Julia Leah Greenfield	54	Secretary, Director, General Counsel	January 1, 2005
Martin W. Genis	49	Director, Executive Vice President	February 28, 2005
Daniela Haynie	35	Director, Executive Vice President	February 28, 2005
Marc C. Phelps	45	Director, Accountant	October 1, 2005
Justin Jasper	22	Director, Executive Vice President	January 1, 2007

The Company's directors have been elected to serve until the next annual meeting of the stockholders and until their respective successors have been elected and qualified or until death, resignation, removal or disqualification. The Company's certificate of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Steven M. Hershman serves as president, treasurer and chairman of the board of the Company since its inception on June 30, 1999. He has served as the president and sole director of Union Discount Mortgage, Inc., which he established in April, 1993. Since April, 1993, Mr. Hershman has devoted substantially all his efforts to the development of Union Discount Mortgage, Inc. which company serves as a mortgage broker primarily in the California residential mortgage market. Mr. Hershman is a citizen of Great Britain and the United States. Mr. Hershman holds a California real estate broker license.

Julia Leah Greenfield, Esq. has served as secretary and a director of the Company since January 1, 2005. Ms. Greenfield has been a practicing attorney since 1976 representing several major savings banks and mortgage lenders, specializing in mortgage banking laws with an emphasis on origination, servicing, secondary market whole-loan sales, securitization of prime and subprime residential mortgage loans, Truth-In-Lending and regulatory compliance under federal and state law. Ms. Greenfield is a member of the State Bar of Pennsylvania, State Bar of California, American Bar Association . Ms. Greenfield received her Juris Doctorate in May 1976 from Villanova University School of Law, Villanova, Pennsylvania and her Bachelor of Arts (Phi Beta Kappa) in May, 1973 from State University of New York at Binghamton, Binghamton, New York.

Martin W. Genis has served as an executive vice president of the Company since December, 1997 and as a director since January 28, 2005. Since that time, Mr. Genis has been involved in the development of the Company's real estate division, Platinum Properties. Since November, 1990, Mr. Genis has been licensed with the California Department of Real Estate and has been employed as a realty agent specializing in residential listings and purchases with the Jon Douglas Company, Los Angeles, California, a real estate company.

Daniela Haynie has served as an executive vice president underwriting manager and mortgage loan processor, assisting in the processing and closing of mortgage loan transactions for the Company since October, 2001 and as a director since January 28, 2005. From August, 1996 to October, 2001, Ms. Haynie served as a mortgage loan underwriter assisting brokers and various loan officers in processing and closing mortgage loan transactions for Crestwood Mortgage Company, Torrance, California, a company specializing in residential mortgage lending and brokerage. Ms. Haynie graduated from the University of Sao Judas Tadeu (Sao Paulo, Brazil) in 1995 and moved to the United States in March, 1996. Ms. Haynie is a Permanent Resident of the United States.

Marc C. Phelps has served as a director of the Company since October 1, 2005. Mr. Phelps has been working in public accounting since 1982 assisting small businesses in the areas of taxation, setup and maintenance of accounting systems and business management. Since 1999, Mr. Phelps has also helped small businesses with the audit process both as the auditor and as a consultant assisting small companies to get ready for audits. Mr. Phelps is a Certified Public Accountant licensed to practice in the State of California. In 1999, he received a of Bachelor of Science degree in Business Administration (Magna Cum Laude) from California State University Dominquez Hills.

Justin Jasper has served as a director and executive vice president of the Company since January 1, 2007. Mr. Graduated from the Dennison Academy in 2001 and pursued general studies at El Camino College in 2002. In September 2003, Mr. Jasper obtained his Department of Real Estate Salesperson License. From 2004 to 2006, Mr.

Jasper worked as a sales associate at Union Discount Mortgage, Inc. and eventually became sales manager in charge of updating Loans4Less.com pricing and loan products. Since January, 2007, Mr. Jasper has been Executive Vice President in charge of sales for the Company.

Other Information

In July, 2003, Union Discount Mortgage, Inc. and Steven M. Hershman, personally and as president of Union Discount Mortgage, Inc. entered into a Stipulation and Agreement with the California Department of Real Estate and each paid a fine of $2,500 arising from a $465 claim of accounting failings. The accounting failings consisted of a failure to maintain proper separate trust account records pertaining to credit and appraisal fees. On October 21, 2004, the California Department of Real Estate completed a sign-off audit of the Company and the action was permanently closed as of July 7, 2005.

REMUNERATION OF DIRECTORS AND OFFICERS

The aggregate annual remuneration of the three highest paid officers and directors during the Company's last fiscal year.

Name	Remuneration Capacity	Remuneration Received			
		2005		2006	
		Salary	Commission	Salary	Commissions
Steven M. Hershman	President	$ 90,000(1)		$110,000(1)	
Deborah Zito	former employee	70,875	$ 54,979	$ 27,461	$4,020
Andrea Dobrick	Former employee	73,125	3,957	34,363	-
Daniela Haynie	Employee	59,825		50,475	
Martin Genis	Commissions		33,397		102,787

(1) Of which $45,000 of the 2005 remuneration has been paid and $45,000 has been accrued and all of the $110,000 2006 remuneration has been accrued.

In November, 2004, the Hershman Revocable Trust received 21,500,000 shares of Series A preferred stock for services rendered to the Company by Steven Hershman. Mr. Hershman is the beneficial owner of these shares. No valuation can be attached to the Series A preferred stock.

Employment and Agent Agreements

Employees of the Company enter into standard employment contracts with the Company which contracts provide for full time employment at a negotiated annual compensation plus confidentiality and non-competition clauses. The employment agreements provide that each employee act in accordance with sound and ethical business practices, shall work diligently at the assigned tasks and may receive commission compensation of 50% of the net points for efforts in selling and closing loans directly sourced by the employee. The agreements do not provide for an employment term but provide that an employee may be terminated or may terminate employment without cause on five days' notice and for cause without notice, and that any dispute regarding the employment agreement will be submitted for arbitration before the American Arbitration Association. The agreements further provide that the Company may provide benefits to the employee of the type provided to other employees of the same job classification. The employment agreements have been filed as exhibits to this Offering Circular. Although the Company has provided a stock bonus to certain of its employees and may do so in the future, the employment agreements do not provide for any such bonus.

Mr. Genis entered into a broker-associate agent licensee agreement with the Union Discount Mortgage, Inc. on December 9, 1997 by which Mr. Genis will act as a real estate sales person. The Company will pay commissions of 70% to Mr. Genis on loan transactions which close escrow but will not limit or direct his activities as to hours, leads, open houses, products, prospects, meetings, schedules, etc. Both parties will use their best efforts in originating and closing transactions. The agreement may be terminated at any time by either party and any disputes arising under the agreement will be submitted for arbitration before the American Arbitration Association.

Stock Bonus

On November 23, 2004 the Company issued 660,000 shares of its common stock to certain employees as incentive for enhanced performance and as a stock bonus for services rendered to the Company. Simultaneously, the Board of the Company consented to the issuance to those employees of an equal number of shares as that issuance (aggregating 660,000) each year for the following four years. The issuance to any employee is dependent upon that employee having been a continuous employee of the Company for the 12 months prior to the issuance. The Company assigned a value to those shares of $.50 per share.

On September 30, 2006, pursuant to an annual vesting schedule, the Company issued a total of 680,000 shares of its common stock to certain employees at a value of $0.25 per share.

Stock "Put"

On November 23, 2004, the Company issued 200,000 shares of its common stock to Tiber Creek Corporation for advisory services in assisting it in becoming a public company and locating possible broker-dealers, market makers or investor relations groups. Pursuant to the terms of the agreement with Tiber Creek, the Company paid $50,000 to Tiber Creek and issued it 200,000 shares of common stock. Tiber Creek has a right to require the Company to purchase up to 150,000 shares of the shares issued to it at a price of $0.50 per share. This right ("put") commences one year following commencement of public trading of the Company's common stock and shall expire three years following such commencement. The "put" may be exercised from time to time during its term provided only that the minimum exercise at any time shall be 25,000 shares.

Lock Up Agreements

On December 9, 2005, the Company entered into a lock-up agreement with the holder of the Series A preferred stock. The lock-up agreement restricts conversion of the Series A preferred stock until the earlier of (i) two years from the date of first public trading of the Company's securities or (ii) three years after the qualification of the Regulation A offering statement which was qualified March 6, 2006. In the event this Regulation A offering circular does not become qualified and is withdrawn, the lock-up agreement is void. The 2006 Regulation A was never closed. The lock-up agreement has been amended to adjust the term of the agreement to this Regulation A.

On January 15, 2006, the Company entered into a lock-up agreement with the Hershman Revocable Trust, the holder of 25,000,000 shares of the Company's common stock, to restrict the public sale of 17,500,000 of such shares for a certain periods of time. The shares were locked-up against the public sale thereof on an incremental lock-up schedule based on the qualification of the 2006 Regulation A. The lock-up agreement has been amended to adjust the lock-up dates to relate to the qualification of this Regulation A as follows:

2,500,000 shares locked-up for a period of 12 months after qualification of this offering
5,000,000 shares locked-up for a period of 18 months after qualification of this offering
5,000,000 shares locked-up for a period of 24 months after qualification of this offering, and
5,000,000 shares locked-up for a period of 36 months after qualification of this offering

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

	Number of Shares	Before Offering(1) Percent of Class (1) Assuming No Series A Conversion	After Offering (2) Percent of Class Assuming No Series A Conversion
Steven M. Hershman President, Treasurer, Director (3)	25,452,000 (3)	95.9%	69.6%
Julia Leah Greenfield Secretary, Director	60,000	*	*
Daniela Haynie	280,000	1%	*
Martin Genis	100,000	*	*
Marc C. Phelps	37,500	*	*
Justin Jasper	200,000	*	*
All Officers and Directors as a group (6 persons)	26,129,500	98.4%	71.5%

* Less than 1%.

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular is 26,547,500. Assuming conversion of the Series B preferred shares, the total number would be 26,999,500. The Series B preferred shares are convertible by the holder thereof at any time. The Series A preferred shares cannot converted into shares of common stock within six months of the date of this Offering Circular, so no information is given for the hypothetical conversion of such shares.

(2) The total number of outstanding shares of common stock, assuming no conversion of the Series A preferred stock, after sale of all the shares offered (10,000,000 shares) would be 36,547,500.

(3) Steven M. Hershman is the beneficial owner of the 25,000,000 shares of common stock and 452,000 shares of Series B preferred stock and 21,500,000 shares of Series A preferred stock held by the Hershman Revocable Trust. The Series A preferred shares cannot converted into shares of common stock within six months of the date of this Offering Circular, so no information is given for the hypothetical conversion of such shares. The Series B preferred shares are convertible at any time at the election of the holder thereof.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On January 1, 2005, the Company effected the exchange of 25,000,000 shares of its common stock for all the outstanding shares of Union Discount Mortgage, Inc., consisting of 100 shares held by the single shareholder, the Hershman Revocable Trust. By such exchange Union Discount Mortgage became a wholly-owned subsidiary of the Company. Union Discount Mortgage, Inc. had been structured as a Subchapter S corporation for tax purposes. At the closing of the reorganization, Union Discount Mortgage, Inc. became a wholly-owned subsidiary of the Company and will operate as a "C" corporation for tax purposes.

In regard to tax consequences affecting the sole shareholder of Union Discount Mortgage, Inc. certain assets were transferred as of December 31, 2004, from it to the Hershman Revocable Trust. These assets consisted of shares of investment stock in non-related companies, including CancerVax Corporation, Nu Tech Digital, Inc. and 2KSounds Corporation, cash, and the right to certain Internet domain names.

As of December 31, 2005, the Hershman Trust had an outstanding balance of funds borrowed from the Company of $9,829 and in 2006, the Hershman Trust borrowed an additional $29,250 for an aggregate outstanding balance of $39,080. On September 5, 2006, the Hershman Trust satisfied this loan. In February, 2007, the Hershman Trust borrowed an aggregate of $7,500 from the Company.

On September 5, 2006, the Company redeemed 435,859 shares of Series B Preferred Stock owned by the Hershman Trust at $0.50 per share for an aggregate value of $217,930 of which $178,850 was a tax free cash distribution to the Trust and $39,080 was deemed a credit against the outstanding loan owed by the Trust to the Company.

In addition to the foregoing, the Company has redeemed 112,141shares of the Series B Preferred Stock at $0.50 per share from the Hershman Trust for an aggregate of $56,071 as follows:

September 18, 2006	10,000 shares
October 19, 2006	6,000 shares
November 6, 2006	8,000 shares
December 11, 2006	4,000 shares
December 14, 2006	30,000 shares
December 26, 2006	20,141 shares
December 29, 2006	8,000 shares
January 22, 2007	10,000 shares
January 24, 2007	10,000 shares
February 7, 2007	6,000 shares

SECURITIES BEING OFFERED

The Offering

The Company is offering a total of 10,000,000 shares of common stock at $0.25 per share with a minimum investment of 2,000 shares or $500. The Company's securities are not currently traded on any public market. The Company is offering the shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. There is no escrow or trust account in which subscriber funds will be held for any period of time. The proceeds from the sale of the shares will become immediately available for use by the Company.

Common Stock

The Company is authorized to issue 275,000,000 shares of common stock, $.00001 par value per share. As of the date of this Offering Circular, there are 26,547,500 shares of common stock outstanding.

On February 1, 2007, the Company amended its lock-up agreement with the Hershman Revocable Trust, the holder of 25,000,000 shares of the Company's common stock, to restrict the public sale of 17,500,000 of such shares for a certain periods of time. The shares were originally locked up against their sale corresponding to certain dates in relation to the qualification of its 2006 Regulation A. The agreement has been amended so that the shares are locked-up against the public sale thereof on an incremental lock-up schedule as follows:

2,500,000 shares locked-up for a period of 12 months after qualification of this offering
5,000,000 shares locked-up for a period of 18 months after qualification of this offering
5,000,000 shares locked-up for a period of 24 months after qualification of this offering, and
5,000,000 shares locked-up for a period of 36 months after qualification of this offering

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Preferred Stock

The Company is authorized to issue 25,000,000 shares of preferred stock, \$.00001 par value per share.

The Board of Directors has designated 21,500,000 shares of the Company's preferred stock as Series A preferred stock. All 21,500,000 shares of the Series A preferred stock have been issued to the Hershman Revocable Trust, of which Steven M. Hershman, president and a director of the Company, is the beneficial owner.

The Board of Directors has designated 1,000,000 shares of the Company's preferred stock as Series B preferred stock. The Hershman Revocable Trust holds 452,000 shares of the Series B preferred stock.

Series A Convertible Preferred Stock

On December 9, 2005, the Company entered into a lock-up agreement with the Hershman Revocable Trust restricting the conversion of its Series A Convertible Preferred stock until the earlier of (i) two years from the date of first public trading of the Company's securities or (ii) three years after the qualification of this Regulation A offering statement. In the event this Regulation A offering circular does not become qualified and is withdrawn, the lock-up agreement is void.

The Series A preferred stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Company, ranks senior and prior to the Company's common stock but ranks junior to the Company's Series B preferred stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the Series A preferred stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to \$.00001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of Series A preferred stock, then held by them.

Each share of Series A preferred stock is entitled to ten votes on all matters on which such shares are entitled to vote. The shares are entitled to vote only on amendments to the Company's charter, merger or dissolution of the Company or any disposition of the Company's assets requiring special authorization of the shareholders. The Series A preferred stock is not entitled to any regular dividend payments.

Each share of Series A preferred stock is convertible, at any time after the date of issuance of such share, into one share of fully paid and nonassessable common stock.

Series B 6.75% Convertible Preferred Stock

Each share of the 1,000,000 shares of Series B preferred stock can be converted at any time or times at the election of the holder thereof into one share of the Company's common stock. As of February 1, 2007, the Company has redeemed 548,000 shares at $0.50 per share for an aggregate of $274,000 of which $234,920 in cash and a credit of $39,080 toward an outstanding loan owed to the Company. There are 452,000 shares of Series B Preferred Stock outstanding as of the date of this Offering Circular.

Each share of the Series B preferred stock shall be entitled to dividend payment at a rate of 6.75% per annum based on the principal amount paid to the Company for each such share of the Series B preferred stock. Dividend payments shall be declared by the Board of Directors in accordance with Delaware General Corporation Law to be paid monthly. Any unpaid dividends shall be accrued and shall be paid in full at the time of conversion of the Series B preferred shares into shares of the Company's common stock.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the Series B preferred stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.00001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the "Liquidation Preference"), plus an amount equal to all unpaid dividends, on such shares for each share of Series B preferred stock, then held by them. If upon the occurrence of such event, the assets and funds thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full aforesaid preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the Holders in proportion to the respective preferential amounts for their shares of Series B preferred stock.

The Series B preferred stock shall be non-voting stock and no share thereof shall vote on any matters.

FINANCIAL STATEMENTS

Loans4Less.com, Inc.
Financial Statements
For the year ended
December 31, 2006

TABLE OF CONTENTS

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2006
(UNAUDITED)

ASSETS		
CURRENT ASSETS:		
Cash	$	410
Investments at fair value		0
Loan receivable shareholder		0
Accrued interest receivable		0
Accounts receivable		0
Prepaid expenses		4,333
TOTAL CURRENT ASSETS		4,743
PROPERTY AND EQUIPMENT:		
Computer and equipment		39,198
Furniture and equipment		16,204
Leasehold improvements		22,869
Accumulated depreciation		(71,852)
TOTAL PROPERTY AND EQUIPMENT		6,419
OTHER ASSETS:		
Deferred offering costs		10,000
Security deposits-office lease		7,428
TOTAL OTHER ASSETS		17,428
	$	28,590
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable & accrued operating expenses	$	171,186
Credit cards payable		75,843
Accrued dividends payable		-
TOTAL CURRENT LIABILITIES		247,030
LONG TERM LIABILITIES:		
Put Option liability		75,000
TOTAL LONG TERM LIABILITIES		75,000
STOCKHOLDER'S EQUITY:		
Preferred Stock 25,000,000 shares authorized		
Series A Convertible, $.00001 par value, 21,500,000 issued and outstanding		215
Series B Convertible, $.00001 par value, 478,000 issued and outstanding		5
Common Stock, $.00001 par value, 250,000,000 authorized 26,547,500 issued and outstanding		265
Additional paid-in-capital		764,514
Net deficit		(1,058,439)
TOTAL STOCKHOLDER'S EQUITY		(293,440)
	$	28,590

Unaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME (LOSS)
YEAR ENDED
DECEMBER 31, 2006
(UNAUDITED)

REVENUES:		
Loan origination fees net of rebates	$	502,975
TOTAL REVENUES		502,975
OPERATING EXPENSES:		
Agent commissions		139,558
General and administrative		799,512
TOTAL OPERATING EXPENSES		939,069
LOSS FROM OPERATIONS		(436,094)
OTHER INCOME AND EXPENSE:		
Dividend income		1,616
Interest income		2,852
Investment expense		(647)
Loss from sale of securities		(84,370)
TOTAL OTHER INCOME AND EXPENSE		(80,549)
NET LOSS		(516,643)
EARNINGS PER SHARE		
Basic	$	(0.02)
Diluted	$	(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		
Basic		26,547,500
Diluted inclusive of Series A and Series B Preferred Stock		48,525,500

LOANS4LESS COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 2006
(UNAUDITED)

	Shares	Series A Convertible Preferred stock	Shares	Series B Convertible Preferred stock	Shares	Common Stock	Additional Paid-in-Capital	Retained earnings (Deficit)	Total
Balance-January 1, 2006	21,500,000	$ 215	1,000,000	$ 10	25,867,500	$ 259	$ 855,516	$ (511,847)	$ 344,153
Issuance of Loans4Less com, Inc. Common stock at par	-	-	-	-		-	-	-	-
Preferred B shares redeemed by Hershman during the year	-	-	(522,000)	(5)	-	-	(261,000)	-	-
Issuance of Loans4Less com, Inc. Common stock at par	-	-	-	-	680,000	6	169,998	-	-
Net loss-for the year ended December 31, 2006	-	-	-	-	-	-	-	(516,643)	(516,643)
Preferred stock dividends	-	-	-	-	-	-	-	(29,949)	(29,949)
Balance-December 31, 2006	21,500,000	$ 215	478,000	$ 5	26,547,500	$ 265	$ 764,514	$ (1,058,439)	$ (202,439)

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED
DECEMBER 31, 2006
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(516,643)
Adustments to reconcile net income to net cash used by operating activities:		
Depreciation		7,803
Stock grants to employees and professionals		170,000
Increase (decrease) in operating assets:		
Accounts receivable		7,027
Prepaid expenses		22,567
Deferred offering costs written off		50,500
Increase in operating liabilities		
Accounts payable and accrued expenses		123,195
NET CASH USED BY OPERATING ACTIVITIES		(135,551)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans to stockholder (S. Hershman)		(29,250)
Stockholders loan repayments		39,080
Purchases of securities held for investment		42,659
NET CASH PROVIDED BY INVESTING ACTIVITIES		52,489
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in credit lines payable		73,870
Deferred offering costs		(10,000)
Cash dividends		(29,949)
Redemptions of Series B preferred stock		(261,000)
NET CASH USED BY FINANCING ACTIVITIES		(227,079)
NET DECREASE IN CASH		(310,142)
CASH-January 1, 2006		310,552
CASH-December 31, 2006	$	410
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	3,711
Income taxes		1,600

Unaudited-See notes to the financial statements

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

Loans4Less.Com, Inc. "the Company" was incorporated in Delaware on June 30, 1999 and has been operationally inactive prior to its consolidation with Union Discount Mortgage, Inc. on January 1, 2005.

On January 1, 2005, the Company exchanged 25,000,000 shares of its common stock and 21,500,000 shares of Series A preferred stock for all of the shares (100) of Union Discount Mortgage, Inc.. After the exchange Union Discount Mortgage, Inc. became a wholly owned subsidiary of the Company.

Prior period financial statements have been retroactively restated and renamed to show the capitalization of Loans4Less.com, Inc. while at the same time maintaining the historical financial data of the acquired company Union Discount Mortgage, Inc..

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or loss to be cash equivalents.

(3) Marketable Securities

In the ordinary course of business the Company invests in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included current period income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts report in the balance sheet and the statement of income and stockholder's earnings.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Property and Equipment

Property and equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line	3 years
Computers	Straight-line	5 years
Furniture & equipment	Straight-line	5 years

(5) Revenue Recognition

The Company recognizes loan origination (85%), miscellaneous processing fees (5%) and real estate commissions (10%) according to industry standards, as income when the loan transaction is completed and the related documents are recorded by the appropriate statutory agency.

(6) Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues of expenses during the reporting period. Actual results could differ from those estimates.

(7) Income Taxes

The Company utilizes SFAS No.109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statements and tax basis assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(8) Consolidation

Union Discount Mortgage, Inc. is a wholly owned subsidiary of the Company. Accordingly, the financial statements are presented as a consolidation. Because the Company does not have material transactions of its own and all business is conducted through Union Discount Mortgage, Inc., management declined to show the two entities separately. There were no eliminating entries.

(9) Deferred Offering Costs

The Company is filing a newly revised offering of shares of its common stock under a Regulation A offering statement, certain costs of which were previously incurred pursuant to a March 6, 2006 unsuccessful Regulation A offering. As of December 31 2006 those costs in the amount of $59,477 have been expensed as legal costs. The Company is reflecting new deferred offering costs as an asset on its balance sheet pursuant to this offering in the amount of $10,000.

(10) Earnings per Common Share

Earnings per share are computed using the weighted average number of shares outstanding during the year.

B. LINE OF CREDIT AND OTHER CREDIT FACILITIES

As of December 31, 2006 the Company has a revolving line of credit at Bank of America with a maximum borrowing amount of $50,000, bearing an interest rate of 3.5% over the prime rate with an outstanding balance of $4,171. The Company also has credit card balances of approximately $71,700 outstanding which are accruing various annual interest costs of between 0% and 19.8%.

C. RETIREMENT PLAN

The Company adopted a retirement plan for substantially all full-time employees. The plan allows for discretionary Company contributions up to 25% of employee compensation.

D. OPERATING LEASE AGREEMENT

Premises are leased under a lease agreement that expires on March 31, 2009. The rental payment is $3,881 per month

E. CAPITAL STRUCTURE

The Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $.00001 per share.

The board of directors originally designated 1,000,000 shares of the Company's preferred stock as Series B (6.75%) Convertible Preferred Stock. Due to certain redemptions by Steven M. Hershman Trust there remain 478,000 Series B shares as outstanding. The following table shows proceeds and respective redemptions:

Share Balance	Date	Net Proceeds and Redemptions	
522,000	March 26, 2005	$261,000.00	
200,000	April 18, 2005	100,000.00	
278,000	July 21, 2005	139,000.00	
(435,859)	September 5, 2006	(217,929.50) *	includes $39,079.50 loan repaid
(10,000)	September 18, 2006	(5,000.00)	
(6,000)	October 19, 2006	(3,000.00)	
(8,000)	November 6, 2006	(4,000.00)	
(4,000)	December 11,2006	(2,000.00)	
(30,000)	December 14, 2006	(15,000.00)	
(20,141)	December 26,2006	(10,070.50)	
(8,000)	December 29,2006	(4,000.00)	
478,000		$239,000.00	

The Series B preferred stock is entitled to dividend payments at a rate of 6.75% per annum based on the principal amount paid to the Company for each share. This preferred stock ranks senior as to rights upon liquidation, dissolution or winding up of the Company and has no voting rights. Each share of the Series B preferred stock is convertible into one share of common stock at any time.

The board of directors has designated 21,500,000 shares of the Company's preferred stock as Series A Convertible Preferred Stock. All 21,500,000 shares of Series A stock have been issued and are outstanding.

The Series A stock is not entitled to any regular dividend payments. The preferred stock ranks senior to common stock as to rights upon liquidation, dissolution or winding up of the Company. The Series A stock is entitled to ten votes for each share on matters involving amendments to the Company's charter, merger or dissolution of the Company or any disposition of the Company's assets requiring special authorization of the shareholders. Each share of the Series A preferred stock can be converted into one share of the Company's common stock. These shares are subject to a lock-up agreement effective two years after the start of public trading in the common stock.

The Board of Directors has authorized 250,000,000 shares of Common Stock of which 26,547,500 shares are issued and outstanding.

F. PUT OPTION AGREEMENT WITH TIBER CREEK

The Company and Tiber Creek originally entered into an agreement that it would issue and deliver on January 20, 2005 200,000 shares of common stock in exchange for securities related advisory services. The shares were to be included in the Regulation A offering statement.

On June 23, 2005, the Company and Tiber Creek entered into a new securities advisory services agreement that modified the original. Tiber Creek's shares of stock are no longer to be included in the Regulation A offering statement and Tiber Creek was granted the right to Put to the Company up to 150,000 shares at a price of $0.50 per share. The Put Option agreement shall commence one year following commencement of public trading of the Company's common shares and shall expire three years following such commencement.

G. EARNINGS PER SHARE DISCLOSURE

	For the period ended December 31, 2006		
	Income (Numerator)	Shares (Denominator)	Per-Share Share
Net Loss	$516,643		
Basic EPS Loss	**$516,643**	**26,547,500**	**$(0.02)**
Convertible preferred stock		21,978,000	
Preferred stock dividend	$ 29,949		
Diluted EPS Loss, Income available to common stockholders plus assumed conversions	**$516,643**	**48,525,500**	**$(0.01)**

H. CERTAIN STOCKHOLDER TRANSACTIONS

The Company effectuated the following with its majority stockholder Steven M. Hershman during the year:

Loan repaid by stockholder via B shares redeemed	$ 39,079.50
Series B Preferred Stock redeemed @ $0.50 per share	$ 183,850.00

I. AFFIRMATIVE STATEMENT REGARDING THE ACCURACY OF THESE FINANCIAL STATEMENTS

It is the opinion of management that all adjustments necessary for a fair statement of results for the interim period have been included. All adjustments are of normal recurring nature.

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF
GENERAL AND ADMINISTRATIVE EXPENSES
DECEMBER 31, 2006
(UNAUDITED)

Employee and payroll tax expense	$	278,727
Stock grants to employees and officers		167,500
Advertising		79,115
Legal		68,099
Leases building		46,243
Travel		31,069
Meals and entertainment		21,491
Photocopying & printing		14,540
Insurance		12,983
Equipment lease & rental		11,135
Supplies		12,670
Telephone		9,364
Depreciation		7,803
Accounting		5,185
Communications		4,919
Mail and shipping		4,176
Credit factuals		4,294
Appraisals		5,375
Stock grants to professionals		2,500
Taxes		1,920
Interest expense		3,064
Utilities		1,839
Automobile expense		2,064
Licensing		825
Bank charges		1,272
Repair		360
Processing		539
Realtors board fees		441
Education		-
	$	799,512

Loans4Less.com, Inc.
Financial Statements
For the year ended
December 31, 2005

TABLE OF CONTENTS

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2005
(UNAUDITED)

ASSETS

CURRENT ASSETS:		
Cash	$	310,552
Investments at fair value		42,659
Loan receivable shareholder		9,830
Accounts receivable		7,027
Prepaid expenses		26,900
TOTAL CURRENT ASSETS		396,968
PROPERTY AND EQUIPMENT:		
Computer and equipment		39,198
Furniture and equipment		16,204
Leasehold improvements		22,869
Accumulated depreciation		(64,049)
TOTAL PROPERTY AND EQUIPMENT		14,222
OTHER ASSETS:		
Deferred offering costs		50,500
Security deposits-office lease		7,428
TOTAL OTHER ASSETS		57,928
	$	469,118

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Credit cards payable	$	1,973
Accrued payroll and payroll tax		45,000
Accrued dividends payable		2,992
TOTAL CURRENT LIABILITIES		49,965
LONG TERM LIABILITIES:		
Put Option liability		75,000
TOTAL LONG TERM LIABILITIES		75,000
TOTAL LIABILITIES		124,965
STOCKHOLDER'S EQUITY:		
Preferred Stock 25,000,000 shares authorized		
Series A Convertible, $.00001 par value, 21,500,000 issued and outstanding		215
Series B Convertible, $.00001 par value, 1,000,000 issued and outstanding		10
Common Stock, $.00001 par value, 250,000,000 authorized 25,860,000 issued and outstanding		259
Additional paid-in-capital		855,516
Net deficit		(511,847)
TOTAL STOCKHOLDER'S EQUITY		344,153
	$	469,118

Unaudited-See notes to the financial statements

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

REVENUES:		
Loan origination fees net of rebates	$	818,094
TOTAL REVENUES		818,094
OPERATING EXPENSES:		
Agent commissions		146,330
General and administrative		1,164,140
TOTAL OPERATING EXPENSES		1,310,470
LOSS FROM OPERATIONS		(492,376)
OTHER INCOME:		
Dividend income		2,362
Interest income		3,738
TOTAL OTHER INCOME		6,100
NET LOSS		(486,276)
EARNINGS PER SHARE		
Basic	$	(0.02)
Diluted	$	(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		
Basic		25,860,000
Diluted		48,360,000

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
DECEMBER 31, 2005
(UNAUDITED)

	Shares	Series A Convertible Preferred stock	Shares	Series B Convertible Preferred stock	Shares	Common Stock	Additional Paid-in-Capital	Retained earnings (Deficit)	Total
Balance-December 31, 2004	21,500,000	$ 215	$ -	$ -	25,000,000	$ 250	$ 535	$ 79,265	$ 80,265
Issuance of Loans4Less.com, Inc Common stock at par	-	-	-	-	860,000	9	354,991	-	355,000
Issuance of Loans4Less.com, Inc. Series B Preferred stock at par	-	-	1,000,000	10	-	-	499,990	-	500,000
Net loss-for the year ended December 31, 2005	-	-	-	-	-	-	-	(486,276)	(486,276)
Change in investments held at fair value	-	-	-	-	-	-	-	(82,444)	(82,444)
Preferred stock dividends	-	-	-	-	-	-	-	(22,392)	(22,392)
Balance-December 31, 2005	21,500,000	$ 215	1,000,000	$ 10	25,860,000	$ 259	$ 855,516	$ (511,847)	$ 344,153

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(486,276)
Adustments to reconcile net income to net cash provided by operating activities:		
Decrease in fair value of investments		-
Depreciation		7,803
Increase in operating assets:		
Accounts receivable		(7,027)
Prepaid expenses		(26,900)
Increase in operating liabilities		
Accounts payable and accrued expenses		47,993
NET CASH USED BY OPERATING ACTIVITIES		(464,407)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans to stockholder (S. Hershman)		(9,830)
Purchases of securities held for investment		(42,660)
NET CASH USED BY INVESTING ACTIVITIES		(52,490)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in credit cards payable		1,468
Deferred offering costs		(500)
Increase in additional paid-in-capital		355,000
Put Option payable to Tiber Creek		75,000
Change in fair market value of stocks held for investment		(82,444)
Cash dividends		(22,392)
Proceeds from the sale series B preferred stock		500,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		826,132
NET INCREASE IN CASH		309,235
CASH-January 1, 2005		1,317
CASH-December 31, 2005	$	310,552
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	292
Income taxes		1,399

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

Loans4Less.Com, Inc. "the Company" was incorporated in Delaware on June 30, 1999 and has been operationally inactive prior to its consolidation with Union Discount Mortgage, Inc. on January 1, 2005.

On January 1, 2005, the Company exchanged 25,000,000 shares of its common stock and 21,500,000 shares of Series A preferred stock for all of the shares (100) of Union Discount Mortgage, Inc.. After the exchange Union Discount Mortgage, Inc. became a wholly owned subsidiary of the Company.

Prior period financial statements have been retroactively restated and renamed to show the capitalization of Loans4Less.com, Inc. while at the same time maintaining the historical financial data of the acquired company Union Discount Mortgage, Inc. .

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or loss to be cash equivalents.

(3) Marketable Securities

In the ordinary course of business the Company invests in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included current period income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts report in the balance sheet and the statement of income and stockholder's earnings.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(4) Property and Equipment

Property and equipment are stated at cost. Additions, renewals, and betterments are capitalized, while expenditures for maintenance and repairs are charged to expense. The cost and related accumulated depreciation accounts are removed when items are sold, and the resulting gain or loss is reflected in income.

It is the policy of the Company to provide depreciation based on the estimated useful life of the individual units of property and equipment. The depreciation methods and the estimated useful lives used as the basis for the application of those methods are as follows:

Description	Method	Estimated Useful Life
Improvements	Straight-line	3 years
Computers	Straight-line	5 years
Furniture & equipment	Straight-line	5 years

(5) Revenue Recognition

The Company recognizes loan origination (85%), miscellaneous processing fees (5%) and real estate commissions (10%) according to industry standards, as income when the loan transaction is completed and the related documents are recorded by the appropriate statutory agency.

(6) Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues of expenses during the reporting period. Actual results could differ from those estimates.

(7) Income Taxes

The Company utilizes SFAS No.109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statements and tax basis assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

(8) Consolidation

Union Discount Mortgage, Inc. is a wholly owned subsidiary of the Company. Accordingly, the financial statements are presented as a consolidation. Because the Company does not have material transactions of its own and all business is conducted through Union Discount Mortgage, Inc., management declined to show the two entities separately. There were no eliminating entries.

(9) Deferred Offering Costs

The Company is planning an offering of shares of its stock under a Regulation A offering statement, certain costs of which have been incurred in regard to this registration. As of December 31, 2005, these costs in the amount of $50,500 are deferred pending completion of the offering. If the offering is successful, these expenditures will be charged against the proceeds to be included in additional paid-in-capital. If the offering is not completed, the deferred offering costs will be expensed.

(10) Earnings per Common Share

Earnings per share are computed using the weighted average number of shares outstanding during the year.

B. LINE OF CREDIT

The Company has a line of credit at Bank of America with a maximum borrowing amount of $50,000, bearing an interest rate of 3.5% over the prime rate. At December 31, 2005 the Company had no balance outstanding in this account.

C. RETIREMENT PLAN

The Company adopted a retirement plan for substantially all full-time employees. The plan allows for discretionary Company contributions up to 25% of employee compensation.

D. OPERATING LEASE AGREEMENT

Premises are leased under a lease agreement that expires on March 31, 2009. The monthly rental payment is $3,881 and does not change during the lease term.

E. CAPITAL STRUCTURE

The Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $.00001 per share.

The board of directors has designated 1,000,000 shares of the Company's preferred stock as Series B (6.75%) Convertible Preferred Stock. All 1,000,000 share of Series B stock have been issued and are outstanding as follows:

Shares	Date Issued	Proceeds
522,000	March 26, 2005	$261,000
200,000	April 18, 2005	100,000
278,000	July 21, 2005	139,000
1,000,000		$500,000

The Series B preferred stock is entitled to dividend payments at a rate of 6.75% per annum based on the principal amount paid to the Company for each share. This preferred stock ranks senior to the Series A preferred stock and common stock as to rights upon liquidation, dissolution or winding up of the Company and has no voting rights. Each share of the Series B preferred stock is convertible into one share of common stock at any time.

The board of directors has designated 21,500,000 shares of the Company's preferred stock as Series A Convertible Preferred Stock. All 21,500,000 shares of Series A stock have been issued and are outstanding.

The Series A stock is not entitled to any regular dividend payments. The preferred stock ranks senior to common stock as to rights upon liquidation, dissolution or winding up of the Company. The Series A stock is entitled to ten votes for each share on matters involving amendments to the Company's charter, merger or dissolution of the Company or any disposition of the Company's assets requiring special authorization of the shareholders. Each share of the Series A preferred stock can be converted into one share of the Company's common stock effective two years after the start of public trading in the common stock.

The board of directors has authorized 250,000,000 shares of Common Stock of which 25,860,000 shares are issued and outstanding.

F. PUT OPTION AGREEMENT WITH TIBER CREEK

The Company and Tiber Creek originally entered into an agreement that it would issue and deliver on Juanuary 20 2005 200,000 shares of common stock in exchange for securities related advisory services. The shares were to be included in the Regulation A offering statement.

On June 23, 2005, the Company and Tiber Creek entered into a new securities advisory services agreement that modified the old one. Tiber Creek's shares of stock were no longer to be included in the Regulation A offering statement and Tiber Creek was granted the right to Put up to 150,000 shares at the price of $.50 per share. The Put Option agreement shall commence one year following commencement of public trading of the Company's common shares and shall expire three years following such commencement.

G. EARNINGS PER SHARE DISLCOSURE

	For the period ended December 31, 2005		
	Income (Numerator)	Shares (Denominator)	Per-Share Share
Net Loss	$ 486,276		
Basic EPS	486,276	25,860,000	$(0.02)
Convertible preferred stock		22,500,000	
Preferred stock dividend	22,392		
Diluted EPS Income available to common stockholders plus assumed conversions	$463,884	48,360,000	$(0.01)

H. STOCKHOLDER TRANSACTIONS

The Company made the following distributions to its sole stockholder Steven M. Hershman during the year:

Loans receivable stockholder	$ 9,830

I. AFFIRMATIVE STATEMENT REGARDING THE ACCURACY OF THESE FINANCIAL STATEMENTS

It is the opinion of management that all adjustments necessary for a fair statement of results for the interim period have been included. All adjustments are of normal recurring nature.

LOANS4LESS.COM, INC. AND SUBSIDIARY
CONSOLIDATED SCHEDULE OF
GENERAL AND ADMINISTRATIVE EXPENSES
DECEMBER 31, 2005
(UNAUDITED)

Stock grants to employees and officers	$	330,000
Stock grants to professionals		100,000
Employee and payroll tax expense		382,005
Advertising		132,377
Leases building		44,566
Travel		32,113
Meals and entertainment		28,906
Accounting		15,863
Equipment lease & rental		13,929
Telephone		10,719
Supplies		9,923
Insurance		9,067
Mail and shipping		8,145
Depreciation		7,803
Appraisals		6,525
Credit factuals		5,909
Photocopying & printing		4,801
Licensing		4,250
Automobile expense		4,222
Communications		2,885
Processing		2,739
Utilities		2,074
Legal		1,966
Taxes		1,399
Repair		902
Realors board fees		441
Interest expense		292
Bank charges		262
Education		57
	$	1,164,140

PART III

EXHIBITS

2.0*	Loans4Less.com, Inc. Amended Certificate of Incorporation
2.1*	Loans4Less.com, Inc. By-Laws
3.0*	Certificate of Designation For Series A Convertible Preferred Stock
3.1*	Certificate of Designation For Series B 6.75% Convertible Preferred Stock
3.2****	Amended Certificate of Designation For Series B 6.75% Convertible Preferred Stock
4.0***	Form of Subscription Agreement
4.1+	Lock-Up agreement between the Company and the Hershman Revocable Trust on the conversion of the Series A Preferred Stock
4.2+	Lock-Up agreement between the Company and the Hershman Revocable Trust on the public sale of 17,500,000 shares of common stock
4.3 #	Extension to Lock-Up agreement between the Company and the Hershman Revocable Trust on the conversion of the Series A Preferred Stock
4.4 #	Lock-Up agreement between the Company and the Hershman Revocable Trust on the public sale of 17,500,000 shares of common stock
8.0***	Agreement and Plan of Reorganization among Loans4less.com, Inc., Union Discount Mortgage, Inc. and the Shareholder of Union Discount Mortgage, Inc.
9.0**	Escrow Agreement among Loans4Less.com, Inc. and Stocktrans, Inc. (superseded by Exhibit 9.1 and 9.2)
9.1++	Subscription Agreement between Loans4Less.com, Inc. and StockTrans, Inc.
9.2++	Custodian Bank Agreement between Loans4Less.com, Inc. and Firstrust Bank
11.0+	Amended opinion of counsel as to legality of securities covered by the Offering Statement
12*	Email used by Loans4Less.com, Inc. to certain of its clients
15.0***	Exclusive Licensee Agreement with Brio Realty Corporation of April 1, 2005, with Addendum of June 24, 2005
15.1***	Broker-Associate Agent License Agreement with Martin W. Genis dated December 9, 1997
15.2***	Employment Agreement dated January 2, 2004 between Union Discount Mortgage, Inc. and Deborah Zito with Addendum of May 16, 2005
15.3***	Employment Agreement dated January 2, 2004 between Union Discount Mortgage, Inc.

and Andrea Dobrick with Addendum of May 16, 2005

15.4*** Employment Agreement dated January 2, 2004 between Union Discount Mortgage, Inc. and Daniela Haynie with Addendum of May 16, 2005

15.5*** Union Discount Mortgage, Inc. Broker Agreements with Mortgage Lenders:

HSBC Mortgage Corporation dated September 21, 2000
American Home Mortgage Corp., dated August 27, 2004
Citicorp Mortgage, Inc., dated April 22, 1999
Bank of America, dated June 13, 2005
Wells Fargo Bank West, dated September 19, 2000
Chase Manhattan Mortgage Corporation, dated February 6, 1997
Lehman Brothers Bank (Aurora Loan Services) dated November 5, 2004
U.S. Bank National Association ND, dated April 22, 2003
Taylor, Bean & Whitaker Mortgage Corp., dated March 27, 2001

15.6*** California Department of Real Estate license

15.7**** Union Discount Mortgage, Inc. Broker Origination Agreement with ING Mortgage, LLC

15.8**** Agreement between the Company and Tiber Creek Corporation

To be filed
* Filed with earlier filing of April 8, 2005.
** Filed with earlier filing of July 7, 2005
*** Filed with earlier filing of October 5, 2005
**** Filed with earlier filing of December 22, 2005
+ Filed with earlier filing of January 20, 2006
++ Filed with earlier filing of March 2, 2006

SIGNATURES

The issuer has duly caused this post-qualification amendment to offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redondo Beach, California, on April 11, 2007.

LOANS4LESS.COM, INC.

By /s/ Steven M. Hershman
Title: President

By /s/ Steven M. Hershman
Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Steven M. Hershman Steven M. Hershman	Director	April 11, 2007
Julia Leah Greenfield	Director	
Martin W. Genis	Director	
/s/ Daniela Haynie Daniela Haynie	Director	April 11, 2007
/s/ Marc Phelps Marc Phelps	Director	April 11, 2007
/s/ Justin Jasper Justin Jasper	Director	April 11, 2007

END